49

03007972

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mandarin Oriental Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 2955 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DATE : 4/10/03

MANDARIN ORIENTAL INTERNATIONAL LIMITED

AR/S
12-31-02

annual report 2002





Mandarin Oriental Hotel Group is an international hotel investment and management group operating 22 deluxe and first class hotels and resorts worldwide including four under development in New York, Washington D.C., Hong Kong and Tokyo. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 31st December 2002. Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda and has its primary share listing in London and secondary listings in Singapore and Bermuda. It has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

Jardines

A member of the Jardine Matheson Group

contents

corporate information

DIRECTORS

Simon Keswick *Chairman*

Percy Weatherall *Managing Director*

Edouard Ettedgui *Group Chief Executive*

Julian Hui

Brian Keelan

Henry Keswick

R C Kwok

C G R Leach

Dr Richard Lee

Robert Léon

Sydney S W Leong JP

Kenneth Lo OBE

Lord Powell of Bayswater KCMG

James Watkins

John R Witt

COMPANY SECRETARY AND REGISTERED OFFICE

C H Wilken

Jardine House

33–35 Reid Street

Hamilton, Bermuda

MANDARIN ORIENTAL HOTEL GROUP INTERNATIONAL LIMITED

DIRECTORS

Percy Weatherall *Chairman*

Edouard Ettedgui *Managing Director*

N Clayton

M H Hobson

W Hültner

Brian Keelan

L C Lim

Norman Lyle

T L Stinson

James Watkins

John R Witt *Finance Director*

CORPORATE SECRETARY

N M McNamara

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- Profits improve as occupancy levels recover
- Room rates suffer from weak global economy
- New York and Washington developments on schedule
- New luxury hotel planned for Hong Kong

RESULTS

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
4	527.9	**547.5**	Combined total revenue of hotels under management	**547.5**	527.9	4
36	40.0	**54.5**	Profit before interest and tax	**55.3**	40.7	36
414	3.6	**18.5**	Profit after tax and minority interests	**19.3**	4.3	349
%	US¢	**US¢**		**US¢**	US¢	%
417	0.42	**2.17**	Earnings per share	**2.27**	0.50	354
(100)	0.50	–	Dividends per share	–	0.50	(100)
%	US$	**US$**		**US$**	US$	%
8	0.66	**0.71**	Net asset value per share	**1.09**	1.05	4

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Chairman's Statement, Group Chief Executive's Review, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

COMBINED TOTAL REVENUE BY GEOGRAPHICAL AREA


US$m
02
01
00
99
98
75 150 225 300 375 450 525 600
Hong Kong & Macau
The Americas
Southeast Asia
Europe

COMBINED TOTAL REVENUE BY TYPE OF BUSINESS


US$m
02
01
00
99
98
75 150 225 300 375 450 525 600
Rooms
Others
Food & beverage

REVENUE AND OPERATING PROFIT


US$m
02
01
00
99
98
40 80 120 160 200 240 280 320
Revenue
Operating profit

PROFIT BEFORE INTEREST & TAX AND NET INTEREST EXPENSE


US$m
02
01
00
99
98
10 20 30 40 50 60 70 80
Profit before interest & tax
Net interest expense

EARNINGS AND DIVIDENDS PER SHARE


US¢
02
01
00
99
98
1 2 3 4
Earnings
Dividends

NET DEBT/EQUITY


US$m
02
46%
01
42%
00
34%
99
26%
98
29%
120 240 360 480 600 720 840 960
Equity
Net debt

In 2002, Mandarin Oriental recovered somewhat from the depressed conditions prevailing at the end of the previous year as occupancy levels in most of its key markets improved. Average room rates, however, continued to suffer from the prevailing weakness in the global economy. Against this challenging environment, most of the Group's hotels did well to maintain or improve their competitive position in their local market while at the same time carefully managing their costs.

The Group hotels that have opened or re-opened over recent years have achieved notable success in 2002. In London, Mandarin Oriental Hyde Park markedly improved its competitive position, with the Group's earnings benefiting from an increase in contribution. In Kuala Lumpur and Miami, our hotels have established market-leading positions that have been recognized by industry awards.

PERFORMANCE

The consolidated profit before interest and tax for the year ended 31st December 2002 was US$55 million, an increase of US$15 million from 2001. This result included a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project in February 2002. The Group also benefited from reduced financing charges due to lower interest rates, which offset the effect of the overall increase in net borrowings required to fund development projects. Consolidated profit after tax and minority interests was US$19 million, compared with US$4 million in the previous year. Earnings per share were US¢2.27, compared with US¢0.50 in 2001.

A Directors' review of the valuation of the Group's hotel properties at the end of 2002, in consultation with its independent valuers, indicated no material changes to the values recorded at the end of 2001 when a full independent valuation was undertaken. Net debt was 46% of shareholders' funds, compared with 42% at the prior year-end. Assuming conversion of the convertible bonds, net debt would be 35% of shareholders' funds.

In view of the continued global uncertainty and the Group's current investment programme, the Directors are not recommending a dividend be paid. No final dividend was paid in 2001.

DEVELOPMENTS

Mandarin Oriental remains committed to its long-term strategy of consolidating its position as one of the best global luxury hotel groups. Significant progress has been made towards completion of the Group's current investment programme. Construction of a new 251-room hotel in New York at the southwest corner of Central Park continues with a scheduled opening in late 2003. Construction is also well under way on the Group's 400-room hotel in Washington D.C. with completion anticipated in spring 2004. Planning for a 171-room hotel in Tokyo, which the Group will operate under a long-term lease, is proceeding well and completion of the hotel is currently scheduled for 2006.

Mandarin Oriental continues to review other opportunities in significant destinations around the world. The Group has announced it will manage under a long-term agreement a new 118-room hotel to be developed in Hong Kong's pre-eminent luxury mixed-use developments, The Landmark complex, located in the Central District of Hong Kong. This new hotel will serve a niche luxury sector and will complement the Group's existing flagship, Mandarin Oriental, Hong Kong.

PEOPLE

The quality of service we aim to provide to each of our guests is the essence of Mandarin Oriental. This past year, in challenging circumstances, our employees have once again provided outstanding service to our guests. This dedication has been reflected in the number of international awards received across the Group. On behalf of the Directors, let me express my appreciation to each employee for their commitment.

OUTLOOK

The luxury hotel industry continues to face considerable challenges, and no early recovery in room rates can be expected so long as global uncertainty persists. At the same time, the pre-opening expenses of the two new US hotels will negatively affect the Group's results in 2003, particularly in the second half of the year. Our investment programme, combined with the effect of an upturn in the economy, will benefit Mandarin Oriental over the longer-term.

Simon Keswick
Chairman
25th February 2003

OVERVIEW

The Group experienced a rebound in overall results in 2002 compared with the previous year, as occupancy levels recovered from the significant decline in the last quarter of 2001. Business conditions remained challenging with significant pressure on rates, and, in response, the Group introduced successful marketing initiatives and implemented cost containment measures at both the hotel and the corporate level. At the same time, we continued to delight our guests, and we have been awarded with some of the industry's highest accolades. Our proactive management resulted in the majority of our hotels improving their position relative to competition in their local market places.

The Group is also on track with its development programme, with new hotel openings in New York (late 2003); Washington D.C. (spring 2004); and Tokyo (2006). We have also announced that we will manage a new 118-room luxury hotel in the centre of Hong Kong, opening in 2005.

PERFORMANCE IN 2002

Set out below is a review of the performance of the Group in 2002, with reference to the following strategic objectives:

- Consolidate our position as one of the best global luxury hotel groups
- Improve our competitive position in each market
- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cashflow and balance sheet

1) Consolidate our position as one of the best global luxury hotel groups

In 2002 we continued to make significant progress towards achieving our vision to be recognized as one of the top global luxury hotel groups, operating at least 10,000 rooms in major business centres and key leisure destinations worldwide.

Mandarin Oriental's strong brand has always attracted a premium due to the excellence of its products and services. We continue to concentrate on differentiating our Group to ensure that we address the needs of our guests, thereby enabling us to generate superior returns over time. We introduced a number of initiatives in 2002 that placed particular emphasis on the value of our oriental heritage in all areas of operations including our service approach around the world, our food and beverage expertise and our highly successful spa concepts.

Once again in 2002, our hotels have received a record breaking number of awards from respected publications and associations in recognition of service excellence. In December, after just two years of operation, Mandarin Oriental was the only hotel in Miami to be awarded the American Automobile Association's Five Diamond award for both the property and its signature restaurant, *Azul*. In San Francisco, our hotel has retained its Mobil Five Star award in difficult market conditions. Mandarin Oriental Hyde Park, London was informed in January 2003 that it had retained the Michelin Star first awarded in 2002 for its fine dining restaurant, *Foliage*. In Geneva, Mandarin Oriental Hotel du Rhône's restaurant, *Neptune*, has also retained its Michelin Star. In Hawaii, Kahala Mandarin Oriental has also achieved the American Automobile Association's Five Diamond status and its spa suites, which opened in October 2002, have been designated the best new hotel spa in the US by the American Express *Departures* magazine in the January 2003 issue.

The Group is committed to delighting its guests consistently, and as such, established policies are in place to ensure each hotel focuses on the importance of recruitment, training, regular monitoring, communication and recognition of all our colleagues.

2) Improve our competitive position in each market

During 2002, the majority of our hotels enhanced their leadership positions in each respective marketplace as a result of the gradual recovery of occupancy levels over the year. In Asia, declining average rates, which affected most markets towards the end of 2001, stabilized during the year. In addition, we did well to hold average rates steady in most of our properties in Europe and The Americas.

The highlights of each region are as follows:

~ Asia

Mandarin Oriental, Hong Kong increased its occupancy from 61% to 69%, primarily due to an improved performance in the second half of the year compared with the second half of 2001. However, this improvement was offset by a decrease in average room rates, which fell 11% due to the economic slowdown, particularly as it affected the financial services sector. Food & beverage revenues were also down by 9%. Despite the fall in revenue, earnings were only marginally down compared with 2001 due to careful cost containment.

At The Excelsior, occupancy also increased from 77% to 84% due to improved corporate demand together with a continuing increase in the business from Mainland China, which now accounts for more than 13% of rooms occupied. The hotel achieved an overall improvement in revenue per available room of 4%, despite a 4% decline in average room rates. Food & beverage revenues fell by 9% due to weakening demand resulting from local economic uncertainty. The hotel continues to perform well against its competition.

In Manila, the revenue per available room fell by 9% as a result of the continuing decline in arrivals from Europe and the Americas, however occupancy increased to 76% primarily due to domestic travel. In Jakarta, the hotel maintained its competitive position with rates declining marginally, while occupancy showed some improvement despite a decline in the months following the terrorist attack in Bali.

In Singapore, conditions continued to be weak with a 10% decline in rates, although the hotel achieved marginally improved occupancy levels. Similarly, results in Macau continued to be negatively affected by the slow economy, with lower corporate business only offset by the increase in business from Mainland China.

The hotels in Bangkok and Kuala Lumpur both continued to perform at levels significantly above their competitors while improving their results over 2001. Occupancy levels recovered in Bangkok, although rates fell marginally reflecting a more regional market mix. Performance in Kuala Lumpur showed significant improvement for the third consecutive year with an occupancy of 81% in 2002, up from 75% in the previous year, and a 13% increase in average room rates despite the fact that the market continues to be significantly oversupplied.

~ Europe

In Europe, the Group's results showed a notable improvement. In its second year of operation after reopening, the hotel in London increased its occupancy from 62% to 74%, despite the overall decline in market demand. At the same time, average rates remained steady. Results of the hotel's food & beverage operations also improved with revenue up by 27%. Occupancy at the hotel in Munich fell from 81% to 78%, although rates remained firm and costs were well-controlled. Results from the Group's associate hotel in Geneva were excellent due to strong demand from April through August.

~ The Americas

Results from the Group's properties were mixed. At The Mark in New York, the revenue per available room marginally improved with higher occupancy at 66% (up from 64% in the previous year) and a drop in average rates of only 2%. Similarly, Hawaii showed a slight improvement in revenue per available room compared with the previous year. Performance at San Francisco continued to reflect its depressed market, affected by the decline in both corporate and leisure travel. The resort in Bermuda, however, was able to maintain its revenue per available room.

Finally, both Turnberry Isle and Mandarin Oriental, Miami continued to be adversely affected by the decline in travel to southern Florida. Nonetheless, Mandarin Oriental, Miami did well to achieve a 21% increase in revenue per available room resulting from an improvement in occupancy to 47%, along with a marginal increase in the average rate. The hotel is in its second full year of operation following its opening and has significantly improved its financial performance over 2001.

3) Increase the number of rooms under operation to 10,000

We are moving steadily towards our goal of having at least 10,000 rooms in operation in significant city and resort destinations around the world. We have increased the number of rooms in operation or under development from 4,500 in 1998 to almost 7,500 at the end of 2002. Our expansion programme will give us strong footholds in the strategically important destinations of New York, Washington D.C. and Tokyo.

In addition, we have announced that Mandarin Oriental will manage a new, luxury hotel planned for development in the heart of Hong Kong's fashion, entertainment and shopping district. The 118-room property will be a component of the new Landmark, one of Hong Kong's most successful mixed-used commercial complexes. The new property, due to open in mid 2005, will feature some of the largest guestrooms in Hong Kong as well as a highly unique, signature restaurant and state-of-the-art spa. Contemporary in style, the new property will complement the Group's legendary flagship hotel, Mandarin Oriental, Hong Kong, with its classic, Chinese-influenced elegance.

The Group continues to review carefully new projects around the world, primarily management contracts, requiring limited equity participation. These will provide the opportunity to leverage our brand strength and corporate resources.

4) Leverage fully our corporate core competencies

The Group has continued to enhance its corporate structure in order to better support our growing number of properties. In particular, our corporate expertise has been significantly enhanced in the areas of direct marketing, global sales resources, information technology, design and development and spa operations. We have attracted high calibre specialists in these key fields and have concentrated on improving the efficiency and cost-effectiveness of our corporate competencies.

5) Ensure a strong cashflow and balance sheet

A strong financial standing remains fundamental to the success of our Group. Our strategy of growing selectively our portfolio of properties clearly has entailed a significant financial commitment. In particular, our new developments in New York and Washington D.C. have a negative impact on our cash flow while they are under construction. Nonetheless, the Group is in a good financial position having carried out a number of successful financing exercises over the past two years, both at the property and at the corporate level, and being helped by the prevailing low interest rate environment. Moreover, our cashflow from 2004 onwards should benefit considerably from the contributions of our newly opened hotels in New York and Washington D.C.

Given the likely prolonged period before full economic recovery, we will continue to keep a close watch on our financial position and review opportunities for cost containment across all properties, while ensuring we maintain our reputation as a luxury operator.

THE FUTURE

Business conditions will remain challenging in 2003, and at best only marginal growth in revenues at existing properties can be anticipated. In this complex environment, we will continue to be vigilant with our operating performance. The year will be a milestone for the Group with the opening of the New York property just a few months ahead of Mandarin Oriental's entry into Washington D.C. in spring 2004. Through our mission of delighting guests in every market place, we remain firmly on track to being recognized as one of the best global luxury hotel groups.

Edouard Ettedgui
Group Chief Executive
25th February 2003

ASIA

Mandarin Oriental, Hong Kong (100% ownership)

Occupancy at Mandarin Oriental, Hong Kong increased to 69% from 61% in 2001. Corporate demand recovered from the second half of 2001 although certain sectors, namely financial services, remained weak. Pressure on room rates at the end of 2001 continued, with an 11% decline which was in line with competition in the city. However, rates in the second half of the year strengthened somewhat in line with higher occupancy. Local economic conditions negatively impacted food & beverage revenues, which declined by 9%.

The hotel opened its new meeting rooms in September, providing additional revenue from both rooms and food & beverage operations in the last few months of the year. The hotel's internationally-renowned reputation remains strong, and it continues to receive prestigious industry awards in recognition of its guest service.

Mandarin Oriental, Hong Kong

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**541**	541	–	Rooms	**29.7**	29.4	1
Average occupancy (%)	**69**	61	13	Food & beverage	**28.7**	31.5	(9)
Average room rate (US$)	**196**	220	(11)	Other	**9.8**	10.1	(3)
RevPAR (US$)	**135**	134	1	Total	**68.2**	71.0	(4)
				Average exchange rate/US$	*7.8*	*7.8*	

The Excelsior, Hong Kong (100% ownership)

The Excelsior achieved an improvement in Revenue Per Available Room ('RevPAR') as a result of occupancy increasing to 84%, up from 77% in 2001, which offset the 4% decline in the average room rate. The Excelsior continued to benefit from the outbound Mainland China market, experiencing a growth of almost 40% in this segment. The corporate market also showed some recovery. However, revenues from food & beverage operations fell due to weakening local demand in a lacklustre economy.

With continued focus on cost containment measures, the hotel improved its overall profitability from the prior year. The Excelsior has successfully maintained its position within its competitive set.

The Excelsior, Hong Kong

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**884**	887	–	Rooms	**27.9**	26.7	4
Average occupancy (%)	**84**	77	9	Food & beverage	**21.3**	23.4	(9)
Average room rate (US$)	**93**	97	(4)	Other	**4.4**	4.2	5
RevPAR (US$)	**78**	75	4	Total	**53.6**	54.3	(1)
				Average exchange rate/US$	*7.8*	*7.8*	

Mandarin Oriental, Manila (96.2% ownership)

The Manila hotel continued to be affected by the unstable economic and political situation in The Philippines. Despite the drop in international arrivals, the property was able to increase domestic business following the introduction of successful marketing initiatives. In consequence, the hotel succeeded in growing occupancy by 9%. Average room rates, however, declined by 15% in US dollar terms. Food & beverage revenue remained stable in 2002.

Mandarin Oriental, Manila

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**448**	448	–	Rooms	**7.3**	8.0	(9)
Average occupancy (%)	**76**	70	9	Food & beverage	**6.6**	6.5	2
Average room rate (US$)	**55**	65	(15)	Other	**1.6**	1.8	(11)
RevPAR (US$)	**42**	46	(9)	Total	**15.5**	16.3	(5)
				Average exchange rate/US$	*51.7*	*51.1*	

Mandarin Oriental, Jakarta (60.5% ownership)

Although international travel to Indonesia began to pick up in 2002, the terrorist attack in Bali brought that trend to an abrupt halt. Nonetheless, Mandarin Oriental, Jakarta improved its 2001 occupancy by 15% and experienced only a slight decline in average rates. The Jakarta market remains difficult with significant rooms supply in the luxury sector.

The hotel experienced a strong food & beverage performance, with a significant improvement in banqueting over the previous year.

Mandarin Oriental, Jakarta

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**419**	419	–	Rooms	**3.4**	2.8	21
Average occupancy (%)	**30**	26	15	Food & beverage	**3.2**	2.6	23
Average room rate (US$)	**69**	71	(3)	Other	**0.6**	0.6	–
RevPAR (US$)	**21**	18	17	Total	**7.2**	6.0	20
				Average exchange rate/US$	*9,259*	*10,309*	

Mandarin Oriental, Macau (50% ownership)

Mandarin Oriental, Macau improved occupancy by 10% over its 2001 performance. However, the average room rate declined by 5% due to lower pricing in the conference segment. The hotel continues to grow business from Mainland China while maintaining its sales strategies for the Hong Kong corporate event and weekend leisure markets.

As Macau develops its status as a leisure destination, the hotel is well-positioned with its resort, spa and dining facilities.

Mandarin Oriental, Macau

	2002	2001	% Change	Revenue (US$m)	**2002**	2001	% Change
Available rooms	**435**	435	–	Rooms	**10.7**	10.3	4
Average occupancy (%)	**55**	50	10	Food & beverage	**6.9**	6.8	1
Average room rate (US$)	**111**	117	(5)	Other	**6.1**	5.9	3
RevPAR (US$)	**61**	59	3	Total	**23.7**	23.0	3
				Average exchange rate/US$	*8.0*	*8.0*	

The Oriental, Singapore (50% ownership)

International travel into Singapore was weak throughout the year and the trend was further exacerbated by the terrorist attack in Bali. Although there was a slight improvement in occupancy, the hotel's average rate declined by 10% with total hotel revenue down by 5%. However, The Oriental did well to maintain its competitive position within the city.

A successful Club Lounge renovation and a strategic partnership with the newly opened *Esplanade Theatres on the Bay* will support the hotel's future efforts to grow its revenue in a challenging market.

The Oriental, Singapore

	2002	2001	% Change	Revenue (US$m)	**2002**	2001	% Change
Available rooms	**527**	524	1	Rooms	**12.0**	13.0	(8)
Average occupancy (%)	**71**	69	3	Food & beverage	**8.1**	8.2	(1)
Average room rate (US$)	**88**	98	(10)	Other	**1.2**	1.3	(8)
RevPAR (US$)	**62**	67	(7)	Total	**21.3**	22.5	(5)
				Average exchange rate/US$	*1.8*	*1.8*	

The Oriental, Bangkok (44.9% ownership)

Following the completion of the River Wing renovation in 2001, the hotel was able to increase its RevPAR by 11% in 2002. Although the average room rate was adversely impacted in the first part of the year, due to a change in the geographic mix of business, the last four months saw rates increase to similar levels achieved in 2001.

Food & beverage operations made a positive contribution to overall results with a 10% increase in revenue versus the prior year. The Oriental, Bangkok maintained an impressive lead in RevPAR within its competitive set. Once again, the hotel was recognized with some of the most prestigious awards in the industry, including Best Spa in Asia Pacific from *Travel and Leisure* magazine.

The Oriental, Bangkok

	2002	2001	% Change	Revenue (US$m)	**2002**	2001	% Change
Available rooms	**393**	393	–	Rooms	**17.7**	16.1	10
Average occupancy (%)	**64**	56	14	Food & beverage	**17.9**	16.3	10
Average room rate (US$)	**188**	195	(4)	Other	**8.7**	8.0	9
RevPAR (US$)	**120**	108	11	Total	**44.3**	40.4	10
				Average exchange rate/US$	*43.0*	*44.5*	

Mandarin Oriental, Kuala Lumpur (25% ownership)

In 2002, Mandarin Oriental, Kuala Lumpur increased its RevPAR by 21% due to improvement in both occupancy and average rates. This consolidated its position in the city as the leading luxury hotel. The property also benefited from a temporary reduction in rooms supply due to renovation programmes at key competitors and increased citywide conference activity.

Food & beverage operations have also made a significant contribution to performance, with a 17% increase in revenue over the previous year due to strong local demand.

Mandarin Oriental, Kuala Lumpur

	2002	2001	% Change	Revenue (US$m)	**2002**	2001	% Change
Available rooms	**632**	632	–	Rooms	**16.2**	13.4	21
Average occupancy (%)	**81**	75	8	Food & beverage	**11.9**	10.2	17
Average room rate (US$)	**87**	77	13	Other	**3.5**	3.2	9
RevPAR (US$)	**70**	58	21	Total	**31.6**	26.8	18
				Average exchange rate/US$	*3.8*	*3.8*	

Hotel Majapahit, Mandarin Oriental, Surabaya (25% ownership)

Mandarin Oriental continued to operate Hotel Majapahit in 2002 although its investment in the property was fully provided for in 1997. No operational funding for the hotel has been required and its future is being kept under review.

EUROPE

Mandarin Oriental Hyde Park, London (100% ownership)

Mandarin Oriental Hyde Park experienced a growth in RevPAR of 23% versus 2001 despite the weak market conditions. The hotel continued to stabilize in its second full year of operations following the extensive renovation programme and closure. Occupancy increased to 74% versus 62% in the prior year with the average room rate improving slightly due to the strengthening of pound sterling which offset a slight decline in local currency terms. By growing key market segments, the hotel was able to move into third place in RevPAR terms, relative to its competitive set.

Following the continued success of the Michelin starred *Foliage* restaurant and the renowned bar, as well as an increase in banqueting activity, food & beverage revenue increased significantly. Local and international press coverage of the hotel's bar, restaurants and award-winning Spa also helped increase hotel revenue.

Mandarin Oriental Hyde Park, London

	2002	2001	% Change
Available rooms	**200**	200	–
Average occupancy (%)	**74**	62	19
Average room rate (US$)	**467**	453	3
RevPAR (US$)	**346**	282	23

Revenue (US$m)	**2002**	2001	% Change
Rooms	**25.2**	20.7	22
Food & beverage	**13.1**	10.3	27
Other	**3.6**	3.0	20
Total	**41.9**	34.0	23
Average exchange rate/US$	*0.66*	*0.69*	

Mandarin Oriental, Munich (100% ownership)

Total hotel revenues increased by 3% in spite of the challenging market caused by decreased international travel and weak domestic demand. The hotel's leadership position in the local market has been maintained and it is recognized as one of Germany's most prestigious properties.

Mandarin Oriental, Munich

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**73**	73	–	Rooms	**6.1**	5.9	3
Average occupancy (%)	**78**	81	(4)	Food & beverage	**2.3**	2.2	5
Average room rate (US$)	**293**	275	7	Other	**0.5**	0.5	–
RevPAR (US$)	**229**	223	3	Total	**8.9**	8.6	3
				Average exchange rate/US$	*1.05*	*1.12*	

Mandarin Oriental Hotel du Rhône, Geneva (46.3% ownership)

While occupancy at the Geneva hotel declined by 3%, the property grew its average rate by 39%. This was primarily due to strong business from the Middle Eastern market which positively impacted the entire city. The hotel has maintained its reputation for excellent food & beverage operations, including its Michelin starred restaurant, *Le Neptune*. Total hotel revenues increased by 26% and operating margins improved.

Mandarin Oriental Hotel du Rhône, Geneva

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**192**	192	–	Rooms	**19.3**	14.3	35
Average occupancy (%)	**67**	69	(3)	Food & beverage	**8.8**	7.8	13
Average room rate (US$)	**401**	289	39	Other	**1.9**	1.7	12
RevPAR (US$)	**269**	200	35	Total	**30.0**	23.8	26
				Average exchange rate/US$	*1.6*	*1.7*	

THE AMERICAS

The Mark, New York (98.7% ownership)

The recovery in New York was hampered by the continuing economic downturn and the lingering effects of the terrorist attacks on the World Trade Center. While the hotel increased its occupancy, downward pressure continued on the average rate, resulting in an 8% decline in the first half of the year. Through effective yield management, the hotel achieved higher room rates in the second half of the year, compared with the same period in 2001, and was therefore able to halt the decline in the average room rates for the year, to only 2%. The hotel improved its competitive position by increasing its market share.

The Mark continued to provide its renowned level of personalized service while appropriately managing its costs in a challenging environment.

The Mark, New York

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**177**	177	–	Rooms	**16.7**	16.3	2
Average occupancy (%)	**66**	64	3	Food & beverage	**6.4**	6.8	(6)
Average room rate (US$)	**386**	393	(2)	Other	**4.0**	4.6	(13)
RevPAR (US$)	**255**	252	1	Total	**27.1**	27.7	(2)

Kahala Mandarin Oriental, Hawaii (40% ownership)

The lingering effects of the terrorist attacks along with the declining arrivals from Japan during the first half of the year negatively impacted the hotel's operating results. However, during the second half of the year, the hotel was able to improve its occupancy by 10%, thereby achieving occupancy levels for the whole year on a par with 2001. The leisure market continued to be strong as Hawaii remained a desirable destination for Americans from the West Coast of the US mainland.

New spa suites developed in former guest rooms opened to wide acclaim in October, and have contributed towards improving the overall market position of the hotel.

The hotel received the American Automobile Association's Five Diamond Award for 2003.

Kahala Mandarin Oriental, Hawaii

	2002	2001	% Change	Revenue (US$m)	2002	2001	% Change
Available rooms	**364**	371	(2)	Rooms	**27.5**	27.1	1
Average occupancy (%)	**63**	63	–	Food & beverage	**15.8**	15.3	3
Average room rate (US$)	**319**	312	2	Other	**2.5**	2.7	(7)
RevPAR (US$)	**201**	198	2	Total	**45.8**	45.1	2

Mandarin Oriental, Miami (25% ownership)

Miami continues to establish its reputation as a vibrant destination and is increasingly recognized as the unofficial capital of the Latin American entertainment industry. The hotel, in its second full year of operations after opening, continues to build its reputation as one of the leading luxury properties in the state. As a result, despite weak market demand for southern Florida from both the corporate and leisure markets, rooms revenue increased by 21% over the prior year, while food & beverage revenues improved by 10%. The spa continued to be well received, both by guests and local residents, and contributed 7% of the hotel's total revenues.

Mandarin Oriental, Miami earned the American Automobile Association's Five Diamond Award as did its restaurant *Azul*, which continues to receive considerable media attention.

Mandarin Oriental, Miami

	2002	2001	% Change	Revenue (US$m)	**2002**	2001	% Change
Available rooms	**329**	329	–	Rooms	**14.7**	12.1	21
Average occupancy (%)	**47**	40	18	Food & beverage	**13.2**	12.0	10
Average room rate (US$)	**259**	251	3	Other	**4.5**	3.4	32
RevPAR (US$)	**122**	101	21	Total	**32.4**	27.5	18

Turnberry Isle Resort & Club, Florida (12.6% ownership)

Given the strong seasonality of the market, performance in the critical early months of 2002 was severely affected by the events of 2001. The hotel was able to maintain its occupancy, principally through an increase in group business which offset weak leisure demand. However, average rates declined by 7% due to the amount of new rooms supply in the area coming on-stream in a weak market. The property continues to be distinguished by its two renowned golf courses together with its spa, which opened to significant acclaim in 2001.

Turnberry Isle Resort & Club, Florida

	2002	2001	% Change
Available rooms	**392**	392	–
Average occupancy (%)	**55**	55	–
Average room rate (US$)	**266**	287	(7)
RevPAR (US$)	**146**	159	(8)

Mandarin Oriental, San Francisco (under management)

San Francisco, with its high concentration of financial services and technology related businesses, continued to be affected by the US economic slowdown. In 2002, international and domestic tourist arrivals also continued to decline. Occupancy levels decreased only marginally to 57%, however average room rates fell by 16%, in line with the overall market. Despite these challenging conditions, the hotel has maintained its leading position in the city in RevPAR terms.

The hotel was awarded the prestigious Mobil five-star rating for the fourth consecutive year.

Mandarin Oriental, San Francisco

	2002	2001	% Change
Available rooms	**158**	158	–
Average occupancy (%)	**57**	59	(3)
Average room rate (US$)	**329**	394	(16)
RevPAR (US$)	**188**	233	(19)

Elbow Beach, Bermuda (under management)

Whilst tourist arrivals continued to decline throughout 2002 primarily as a result of the weak US economy, the resort did well to achieve an increase of 2% in occupancy. This was offset however, by a 2% decline in average rates, due to depressed market conditions.

Elbow Beach, Bermuda

	2002	2001	% Change
Available rooms	**244**	244	–
Average occupancy (%)	**52**	51	2
Average room rate (US$)	**308**	313	(2)
RevPAR (US$)	**160**	158	1

HEALTH, SAFETY AND THE ENVIRONMENT

Each hotel management team monitors and upgrades their health and safety system on a daily basis, with the assistance of detailed operating guidelines produced by the corporate office. Fire, Life, Health, Safety and Security issues remain a top priority in our hotels.

In 2002, we enhanced our monitoring procedures in respect of security issues, in response to the increasing requirements of our guests.

Hazard Analysis & Critical Control Points ('HACCP'), the food hygiene programme accredited by the ISO, has now been introduced into all of the Group's hotels and will be fully implemented by the end of 2003.

INTERNATIONAL RECOGNITION

In 2002, Mandarin Oriental Hotel Group amassed over 200 international awards of distinction from industry sources and readers of leading worldwide publications, exceeding all previous records. The following is a selection of these awards.

In January 2003, *Conde Nast Traveler USA*'s exclusive Gold List for 2002 featured nine Mandarin Oriental hotels in the magazine's choice of recommended properties worldwide.

In December 2002, Mandarin Oriental was the only hotel group to be ranked as one of Hong Kong's top 10 Leading Companies by the *Far Eastern Economic Review*.

In November 2002, both Mandarin Oriental, Miami and Kahala Mandarin Oriental, Hawaii were accorded the prestigious American Automobile Association's Five Diamond status, which is only awarded to a selective list of properties in The Americas.

In January 2002, *Zagat Travel Guide* featured 15 Mandarin Oriental hotels within their World's Best Hotels, Spas and Resorts results.

Mandarin Oriental continues to be recognized internationally for exceptional spa concepts and food & beverage operations. A Michelin Star was awarded to *Le Neptune* at Mandarin Oriental Hotel du Rhône, Geneva and to *Foliage* at Mandarin Oriental Hyde Park, London. Mandarin Oriental, Miami's signature restaurant *Azul*, was the city's first and only restaurant to receive the coveted American Automobile Association's Five Diamond rating. In the United Kingdom, The Spa at Mandarin Oriental Hyde Park, London was voted the country's number one spa by the readers of *Conde Nast Traveller UK*.

ACCOUNTING POLICIES

The directors continue to review the appropriateness of the accounting policies adopted by the Group having regard to developments in International Financial Reporting Standards ('IFRS'). Two specific policies have been considered in detail – the valuation of hotel properties held under leaseholds, and the depreciation of hotel buildings.

The Group has historically revalued all its properties, whether freehold or leasehold, but following changes to IFRS which came into effect in 2001, the ability to carry leasehold properties at fair market valuation is not permitted. The Group considers that the IFRS treatment does not reflect the economic substance of the underlying investments, particularly the Group's 999 year leases in respect of Mandarin Oriental, Hong Kong and The Excelsior. In addition, this treatment does not reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information to reflect the revaluation of leasehold properties. The figures in this review are based on the supplementary financial information.

The Group would encourage the International Accounting Standards Board to consider changes so that hotel properties held on leasehold, which have many of the characteristics of an investment property, can also be carried at fair market valuation.

The Group's policy, as has been noted above, has been to revalue all hotel properties regularly as it considers these properties to be long-term investments and, as it has also maintained its buildings to a high standard, it has not recorded any depreciation each year on these properties. Given the restriction described above to carrying leasehold properties at fair market valuation, and the proposals included in the International Accounting Standards improvements project regarding rebasing depreciation each year based on current residual values of the assets, the Group has deferred any decisions on the depreciation of hotels and the valuation of leaseholds until this review project is completed. The Group's current policy on depreciation is consistent with other Hong Kong hotel groups.

RESULTS

Subsidiaries

Operating profit for the year from the Group's subsidiaries showed an improvement of 41% to US$41 million in 2002, after eliminating the impact of the downward revaluation recognized by the Group in 2001 on properties previously held at cost. The increase in operating profit includes the impact of the US$5 million release of provisions associated with the Washington D.C. hotel project incurred during 2001 (US$4 million) and before (US$1 million). These costs were written back in accordance with the Group's accounting policy on development costs when the development agreement for the project was concluded in February 2002. In addition, the overall results in 2002 benefited from the improvement in performance of the London hotel as occupancy strengthened.

In Hong Kong, results from both Mandarin Oriental and The Excelsior were negatively affected by lower average rates and declining food & beverage revenue. This was partially compensated by an improvement in occupancy at both hotels. In Southeast Asia, the Group benefited from higher management fees from its hotels under management. However, the results of the hotels in Manila and Jakarta continued to be depressed by ongoing economic and political uncertainty, although they showed a mild improvement due to the strengthening of the local currencies against the US dollar. In Europe, operating profit increased substantially due to the London hotel's performance while the contribution from both the London and Munich hotels benefited from the weakening in the US dollar. Results from The Americas increased due to higher technical service fees on projects under development and to a higher contribution from The Mark in New York as the hotel's occupancy levels recovered. This offset a decrease in management fees from the hotels under management in this region.

Associates and Joint Ventures

The Group's share of operating results from associate and joint venture hotels increased by 24% to US$15 million in 2002 after adjusting for the partial writeback of US$2 million in the value of the Group's interest in the hotel in Kuala Lumpur, which was recognized in 2001. The increase was due to better results from the Bangkok and Kuala Lumpur hotels, together with the substantial increase in contribution from the Geneva hotel. The Group's share in the operating loss of the Miami hotel which opened in late November 2000, significantly declined from the previous year. However, the hotel's performance has not yet stabilized.

The Group holds a 25% equity interest in Hotel Majapahit Mandarin Oriental, Surabaya which was fully provided against in 1997 due to difficult operating conditions. While the Group continued to operate the hotel in 2002, no further operational funding was required.

Overall

In 2002, profit before interest and tax of the Group was US$55 million compared with US$41 million in the previous year. The Group's net financing charges decreased to US$29 million compared with US$31 million in 2001. Despite the increase in net debt which rose from US$372 million to US$425 million due to investment activities, the Group benefited from the effect of lower interest rates on its principal borrowings. Interest cover in 2002, which is calculated as profit before interest and tax over net financing charges, was 1.9 times (2001: 1.3 times).

The effective tax rate for the year was 27% compared with 58% in 2001. The Group has not recognized the full potential benefit on available tax credits related to current and past taxable losses on the basis that the benefit of these losses is not yet probable.

Profit after tax and minority interests was US$19 million compared to US$4 million in 2001. Earnings per share were US¢2.27 (US¢0.50 in 2001).

Cash Flow

The Group's consolidated cash flows are summarized as follows:

	2002 US$m	2001 US$m
Operating activities	**34**	14
Investment activities:		
• Capital expenditure on existing properties	**(13)**	(15)
• Other investments	**(51)**	–
• Tax increment financing	**29**	–
• Investments in and loans to associates & joint ventures	**(48)**	(23)
• Other	**7**	(1)
Financing activities:		
• Net drawdown of borrowings	**24**	16
• Dividends	**–**	(12)
• Capital contribution from minority	**5**	–
Net decrease in cash in the year	**(13)**	(21)

The cash flows from operating activities increased as performance improved from 2001 levels. In addition, there was a decrease of US$4 million in net financing charges paid due to lower interest rates.

Earnings before net interest expense, tax, depreciation and amortization ('EBITDA') including the Group's share of EBITDA from associates and joint ventures increased by 22% to US$78 million in 2002. The Company uses EBITDA as a useful indicator of its ability to service debt and finance its future capital expenditure. Interest cover on this basis was 2.7 times in 2002 (2.1 times in 2001).

Capital expenditure on existing properties totalled US$13 million compared with US$15 million in 2001.

Other investments primarily consisted of US$50 million in respect of Mandarin Oriental, Washington D.C., in which the Group has an 80% interest. This included US$19 million contributed by the shareholders, including US$5 million from the minority, with the remaining US$31 million contributed from the net proceeds of the Tax Increment Financing ('TIF') programme. The TIF received in the year included US$2 million which is a 15-year term loan with the balance of US$29 million being akin to a government grant. The balance of the financing required for the project will be drawn from the remaining TIF proceeds of US$3 million and a committed construction loan facility of US$85 million.

Investments in and loans to associates and joint ventures included US$46 million of equity and mezzanine funding for the construction costs of Mandarin Oriental, New York in which the Group has a 50% interest. The remaining project costs will be principally funded by a construction loan facility.

The net decrease in cash in the year was US$13 million compared to a decrease of US$21 million in 2001.

Property Valuation

In accordance with the Group's accounting policy, independent valuations of the Group's hotel property interests are carried out at intervals not exceeding three years with the exception of hotels within the first three years of operations which have not yet stabilized. The last full independent valuation was carried out at 31st December 2001. In the intervening years, the Directors review the carrying values of the underlying properties in consultation with the Group's independent appraisers and adjustment is made where there has been a material change.

As a result of this review, the Directors have concluded that there are no significant movements in the valuations of the underlying properties. Consequently, there are no revaluation adjustments to the 2002 financial statements.

Net assets per share as at 31st December 2002 were US$1.09 (2001: US$1.05).

Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objective is to manage exchange and interest rate risks and to provide a degree of certainty in respect of costs. The Group has fixed or capped interest rates on approximately 60% of its borrowings.

In respect of hotel project financing, borrowings are normally taken in the local currency to hedge partially the investment and the projected income. As at 31st December 2002, the Group's net assets were denominated in the following currencies:

Hong Kong Dollar	44%
United States Dollar	20%
United Kingdom Sterling	12%
Other	24%

Investment of the Group's cash resources, which totalled US$66 million at 31st December 2002, is managed so as to minimize risk while seeking to enhance yield. The treasury function is not permitted to undertake speculative transactions unrelated to underlying financial exposures.

The Group, excluding associates and joint ventures, has committed banking facilities totalling US$650 million of which US$410 million were drawn at 31st December 2002. The facilities are due for repayment as follows:

	Facilities committed US$m	Facilities drawn US$m
Within one year	8	8
Between one and two years	9	9
Between two and three years	16	13
Between three and four years	428	191
Between four and five years	1	1
Beyond five years	188	188
	650	410

The average tenor of the Group's bank borrowings is just over four years. (2001: 5.2 years).

As at 31st December 2002, the Group is paying fixed rates on bank borrowings ranging from 4.2% to 7.3%. The weighted average floating rate on bank borrowings was 3.1% compared with 3.6% in 2001.

Net debt of US$425 million was 46% of shareholders' funds at the end of 2002 compared with 42% at 31st December 2001. Assuming conversion of the Group's convertible bonds into equity, the gearing would be approximately 35%.

AUDIT COMMITTEE

The audit committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Mandarin Oriental Hotel Group International Limited. Executive directors and representatives of the internal and external auditors attend the committee meetings by invitation. The audit committee receives reports from the external auditors, reviews the interim and annual financial statements and receives regular reports from the internal audit function. The committee also reviews the operation and effectiveness of the Group's internal controls and procedures.

John R Witt
Finance Director
25th February 2003

directors' profiles

SIMON KESWICK *Chairman*

Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Dairy Farm, Hongkong Land Holdings, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

PERCY WEATHERALL *Managing Director*

Mr Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land Holdings. He is chairman of Jardine Matheson Limited, and managing director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic.

EDOUARD ETTEDGUI *Group Chief Executive*

Mr Ettedgui joined the Board in 1998 and is managing director of Mandarin Oriental Hotel Group International. He was formerly group finance director of Dairy Farm, prior to which he was business development director of British American Tobacco. He has extensive international experience in both financial and general management.

JOHN R WITT *Finance Director*

Mr Witt was appointed as Finance Director in 2000, having first joined the Group in 1998. He is a Chartered Accountant and has an MBA from INSEAD. He has extensive international experience in financial planning, treasury control and business development in a variety of consumer industries.

JULIAN HUI

Mr Hui joined the Board in 1994. He is an executive director of Owens Company and a director of Central Development.

BRIAN KEELAN

Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Cycle & Carriage, Dairy Farm, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and MCL Land. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

HENRY KESWICK

Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the group in 1961, and is also chairman of Jardine Strategic and vice chairman of the Hong Kong Association. He is a director of Dairy Farm and Hongkong Land Holdings.

R C KWOK

Mr Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and SIIC Medical Science and Technology (Group).

C G R LEACH

Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land Holdings, Jardine Matheson and Jardine Strategic. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

DR RICHARD LEE

Dr Lee joined the Board in 1987. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is chairman of TAL Apparel. He is also a director of Jardine Matheson and Hongkong Land Holdings.

ROBERT LÉON

Mr Léon joined the Board in 1994. He is a manager of Qualis and a director of European Cargo Services.

SYDNEY S W LEONG JP

Mr Leong is a Solicitor of both the Supreme Courts of Hong Kong and England and Wales and joined the Board in 1989. He is chairman and a director of a number of companies, including chairman of Henry G Leong Estates Ltd.

KENNETH LO OBE

Mr Lo is a Solicitor and Notary Public and joined the Board in 1989. He is also a director of Hongkong Land Holdings.

LORD POWELL OF BAYSWATER KCMG

Lord Powell joined the Board in 1992. He was previously Private Secretary and adviser on foreign affairs and defence to British Prime Ministers, Baroness Thatcher and Rt Hon John Major. He is a director of Caterpillar, LVMH Moët Hennessy Louis Vuitton, Matheson & Co, Sagitta Asset Management, British Mediterranean Airways, Textron Corporation, and Yell Group. He is also president of the China-Britain Business Council and former chairman of the Singapore-British Business Council.

JAMES WATKINS

Mr Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr Watkins is a director of Jardine Matheson Limited, Dairy Farm and Jardine Matheson.

five year summary

prepared in accordance with IFRS as modified by revaluation of leasehold properties

	1998 US$m	1999 US$m	2000 US$m	2001 US$m	**2002 US$m**
CONSOLIDATED PROFIT AND LOSS ACCOUNT					
Revenue	194.0	179.2	227.0	227.9	**233.7**
Operating profit	38.2	30.7	37.7	26.9	**40.5**
Share of operating results of associates and joint ventures	(14.0)	11.8	15.5	13.8	**14.8**
Profit before interest and tax	24.2	42.5	53.2	40.7	**55.3**
Net financing charges	(20.5)	(20.3)	(28.4)	(31.1)	**(28.9)**
Profit before tax	3.7	22.2	24.8	9.6	**26.4**
Tax	(8.2)	(4.6)	(6.7)	(5.6)	**(7.2)**
Profit/(Loss) after tax	(4.5)	17.6	18.1	4.0	**19.2**
Minority interests	0.1	(0.2)	–	0.3	**0.1**
Profit/(Loss) attributable to shareholders	(4.4)	17.4	18.1	4.3	**19.3**
Earnings per share (US¢)	(0.61)	2.39	2.21	0.50	**2.27**
Earnings per share excluding non-recurring items (US¢)	2.68	2.39	2.21	0.50	**2.27**
Dividends per share (US¢)	1.35	1.35	1.35	0.50	**–**
CONSOLIDATED BALANCE SHEET					
Goodwill	–	–	24.5	23.3	**22.0**
Tangible assets	732.6	891.3	1,072.1	990.0	**1,046.9**
Associates and joint ventures	182.6	167.9	229.2	241.1	**297.0**
Other investments	–	–	22.0	23.5	**26.3**
Pension assets	13.1	12.6	13.2	13.8	**14.0**
Deferred tax assets	–	–	2.0	2.9	**3.7**
Net current assets	38.4	88.1	75.8	69.6	**37.6**
Long-term borrowings	(251.9)	(306.2)	(431.7)	(448.1)	**(483.0)**
Deferred tax liabilities	(19.3)	(17.2)	(15.5)	(12.9)	**(14.3)**
Pension liabilities	(0.9)	(0.9)	(0.8)	(0.8)	**(0.8)**
Other non-current liabilities	–	–	–	(4.6)	**(5.4)**
Net operating assets	694.6	835.6	990.8	897.8	**944.0**
Share capital	35.3	35.3	42.6	42.6	**42.6**
Share premium	23.6	24.0	88.7	88.7	**88.7**
Revenue and other reserves	627.8	767.4	850.5	758.7	**799.7**
Shareholders' funds	686.7	826.7	981.8	890.0	**931.0**
Minority interests	7.9	8.9	9.0	7.8	**13.0**
Capital employed	694.6	835.6	990.8	897.8	**944.0**
Net assets value per share (US$)	0.97	1.17	1.15	1.05	**1.09**
CONSOLIDATED CASH FLOW STATEMENT					
Cash flows from operating activities	23.3	31.2	30.8	13.7	**33.5**
Cash flows from investing activities	(40.1)	(30.3)	(200.5)	(38.7)	**(76.1)**
Net cash flow before financing activities	(16.8)	0.9	(169.7)	(25.0)	**(42.6)**
Cash flow per share from operating activities (US¢)	3.21	4.29	3.75	1.60	**3.93**

consolidated profit and loss account

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
227.9	**233.7**	*1*	Revenue	**233.7**	227.9
(138.8)	**(140.5)**		Cost of sales	**(140.1)**	(138.4)
89.1	**93.2**		Gross profit	**93.6**	89.5
(16.8)	**(16.8)**		Selling & distribution costs	**(16.8)**	(16.8)
(45.8)	**(36.3)**		Administration expenses	**(36.3)**	(45.8)
26.5	**40.1**	*2*	Operating profit	**40.5**	26.9
13.5	**14.4**	*3*	Share of operating results of associates and joint ventures	**14.8**	13.8
40.0	**54.5**		Profit before interest and tax	**55.3**	40.7
(31.1)	**(28.9)**	*4*	Net financing charges	**(28.9)**	(31.1)
8.9	**25.6**		Profit before tax	**26.4**	9.6
(5.6)	**(7.2)**	*5*	Tax	**(7.2)**	(5.6)
3.3	**18.4**		Profit after tax	**19.2**	4.0
0.3	**0.1**	*23*	Minority interests	**0.1**	0.3
3.6	**18.5**		Profit after tax and minority interests	**19.3**	4.3

US¢	**US¢**			**US¢**	US¢
		6	Earnings per share		
0.42	**2.17**		– basic	**2.27**	0.50
0.42	**2.17**		– diluted	**2.27**	0.50

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

consolidated balance sheet

at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net assets		
23.3	**22.0**	*7*	Goodwill	**22.0**	23.3
491.7	**548.1**	*8*	Tangible assets	**1,046.9**	990.0
187.7	**187.6**	*9*	Leasehold land payments	**-**	-
222.2	**278.1**	*10*	Associates and joint ventures	**297.0**	241.1
23.5	**26.3**	*11*	Other investments	**26.3**	23.5
13.8	**14.0**	*12*	Pension assets	**14.0**	13.8
2.9	**3.7**	*13*	Deferred tax assets	**3.7**	2.9
965.1	**1,079.8**		Non-current assets	**1,409.9**	1,294.6
3.0	**2.4**		Stocks	**2.4**	3.0
34.7	**36.8**	*14*	Debtors and prepayments	**36.8**	34.7
79.2	**65.9**	*25d*	Cash at bank	**65.9**	79.2
116.9	**105.1**		Current assets	**105.1**	116.9
(39.7)	**(53.0)**	*15*	Creditors and accruals	**(53.0)**	(39.7)
(2.9)	**(8.0)**	*16*	Borrowings	**(8.0)**	(2.9)
(4.7)	**(6.5)**		Current tax liabilities	**(6.5)**	(4.7)
(47.3)	**(67.5)**		Current liabilities	**(67.5)**	(47.3)
69.6	**37.6**		Net current assets	**37.6**	69.6
(448.1)	**(483.0)**	*16*	Long-term borrowings	**(483.0)**	(448.1)
(10.2)	**(11.6)**	*13*	Deferred tax liabilities	**(14.3)**	(12.9)
(0.8)	**(0.8)**	*12*	Pension liabilities	**(0.8)**	(0.8)
(4.6)	**(5.4)**	*26*	Other non-current liabilities	**(5.4)**	(4.6)
571.0	**616.6**			**944.0**	897.8
			Capital employed		
42.6	**42.6**	*19*	Share capital	**42.6**	42.6
88.7	**88.7**	*20*	Share premium	**88.7**	88.7
434.0	**474.4**	*22*	Revenue and other reserves	**799.7**	758.7
565.3	**605.7**		Shareholders' funds	**931.0**	890.0
5.7	**10.9**	*23*	Minority interests	**13.0**	7.8
571.0	**616.6**			**944.0**	897.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

Percy Weatherall
Edouard Ettedgui
Directors
25th February 2003

consolidated statement of changes in shareholders' funds

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
590.0	**565.3**		At 1st January	**890.0**	979.5
			Revaluation of properties		
(7.8)	–	*22*	– net revaluation deficit	–	(73.3)
1.7	–	*22*	– deferred tax	–	1.7
			Net exchange translation differences		
(8.9)	**22.4**	*22*	– amounts arising in year	**22.2**	(8.9)
0.2	**0.5**	*22*	Fair value gains on financial assets	**0.5**	0.2
			Cash flow hedges		
(2.0)	**(1.0)**	*22*	– fair value losses	**(1.0)**	(2.0)
(16.8)	**21.9**		Net gains/(losses) not recognized in consolidated profit and loss account	**21.7**	(82.3)
3.6	**18.5**		Profit after tax and minority interests	**19.3**	4.3
(11.5)	–	*24*	Dividends	–	(11.5)
565.3	**605.7**		At 31st December	**931.0**	890.0

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

consolidated cash flow statement

for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	2001 US$m
			Operating activities		
26.5	**40.1**		Operating profit	**40.5**	26.9
15.5	**15.3**	8	Depreciation	**15.3**	15.5
0.4	**0.4**	9	Amortization of leasehold land payments	**-**	-
1.2	**1.3**	7	Amortization of goodwill	**1.3**	1.2
1.0	**(5.0)**	25a	Non-cash items	**(5.0)**	1.0
(1.7)	**2.8**	25b	Decrease/(Increase) in working capital	**2.8**	(1.7)
3.7	**1.0**		Interest received	**1.0**	3.7
(31.4)	**(24.5)**		Interest and other financing charges paid	**(24.5)**	(31.4)
(7.3)	**(3.1)**		Tax paid	**(3.1)**	(7.3)
7.9	**28.3**			**28.3**	7.9
5.8	**5.2**		Dividends from associates and joint ventures	**5.2**	5.8
13.7	**33.5**		**Cash flows from operating activities**	**33.5**	13.7
			Investing activities		
(15.0)	**(62.5)**		Purchase of tangible assets	**(62.5)**	(15.0)
-	**29.4**	17	Tax increment financing	**29.4**	-
(22.8)	**(47.8)**	25c	Investments in and loans to associates and joint ventures	**(47.8)**	(22.8)
0.6	**4.0**		Repayment of loan to associates and joint ventures	**4.0**	0.6
-	**2.1**		Sale proceeds on disposal of tangible assets	**2.1**	-
-	**(0.3)**	9	Leasehold land premium payments	**(0.3)**	-
(1.5)	**(0.5)**	11	Purchase of other investments	**(0.5)**	(1.5)
-	**(0.5)**	23	Purchase of minority interests	**(0.5)**	-
(38.7)	**(76.1)**		**Cash flows from investing activities**	**(76.1)**	(38.7)
			Financing activities		
247.3	**32.6**		Drawdown of borrowings	**32.6**	247.3
(231.5)	**(8.7)**		Repayment of borrowings	**(8.7)**	(231.5)
(11.5)	**-**	24	Dividends paid by the Company	**-**	(11.5)
0.1	**5.0**	23	Capital contribution from minority interests	**5.0**	0.1
4.4	**28.9**		**Cash flows from financing activities**	**28.9**	4.4
(0.2)	**0.9**		Effect of exchange rate changes	**0.9**	(0.2)
(20.8)	**(12.8)**		Net decrease in cash and cash equivalents	**(12.8)**	(20.8)
99.4	**78.6**		Cash and cash equivalents at 1st January	**78.6**	99.4
78.6	**65.8**	25d	Cash and cash equivalents at 31st December	**65.8**	78.6

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (A) on page 36.

A BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

i) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which represents the Group's measurement currency.

The Group's reportable segments are set out in note 1.

ii) Financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IFRS, which came into effect during 2001, do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land at amortized cost in order to comply with IFRS. This treatment does not reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 32 to 35 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

B BASIS OF CONSOLIDATION

i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities.

ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

iii) The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

C FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. All other exchange differences are dealt with in the consolidated profit and loss account.

D GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortized using the straight-line method over its estimated useful life.

Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortized over a maximum period of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

E TANGIBLE ASSETS AND DEPRECIATION

Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed at intervals not exceeding three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. In the intervening years the Directors review the carrying value of properties and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in capital reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account.

Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Freehold land	–
Freehold and leasehold buildings	–
Leasehold improvements	10%
Plant and machinery	10%
Furniture and equipment	10–33⅓%

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalized.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible assets is recognized by reference to their carrying amount.

F ACCOUNTING FOR LEASES

Leases in respect of leasehold buildings, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased building or the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance charge is charged to the consolidated profit and loss account over the lease period. Buildings, plant and equipment acquired through finance leasing contracts are depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortized over the period of the lease.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

G INVESTMENTS

i) Other investments are categorized as available-for-sale, are included in non-current assets and are shown at fair value. Unrealized gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

ii) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

H DEVELOPMENT COSTS

Costs directly attributable to development projects, including borrowing costs, are capitalized to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalized and fully provided against until a legal contract is entered into, when the provision is then reversed.

I STOCKS

Stocks, which comprise beverages and consumables, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

J CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included within borrowings in current liabilities.

K PROVISIONS

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

L BORROWINGS AND BORROWING COSTS

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bonds. The fair value of the conversion option is determined and is recognized and presented in revenue and other reserves.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

M GOVERNMENT GRANTS

Grants from governments are recognized at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the development of hotel property are deducted in arriving at the carrying amount of the hotel property.

N DEFERRED TAX

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that, it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Currently enacted tax rates are used to determine deferred tax.

O PENSION OBLIGATIONS

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

P DIVIDENDS

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Q REVENUE

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognized when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents an elimination for management fees charged to the subsidiary hotels.

R DERIVATIVE FINANCIAL INSTRUMENTS

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives either as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39 – Financial Instruments: Recognition and Measurement. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognized in the consolidated profit and loss account when the committed or forecast transaction occurs. However, if a committed or forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

1 REVENUE

	2002 US$m	2001 US$m
Analysis by geographical area		
– Hong Kong and Macau	**122.4**	125.7
– Southeast Asia	**26.8**	25.8
– Europe	**52.4**	43.7
– The Americas	**32.1**	32.7
	233.7	227.9
Analysis by activity		
– Hotel ownership	**222.0**	217.4
– Hotel management	**23.9**	21.5
– Less: Intra-Group revenue	**(12.2)**	(11.0)
	233.7	227.9

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and The Americas.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 OPERATING PROFIT

	2002 US$m	2001 US$m
Analysis by geographical area		
– Hong Kong and Macau	**23.9**	18.1
– Southeast Asia	**3.2**	2.4
– Europe	**9.4**	4.6
– The Americas	**3.6**	1.4
	40.1	26.5
Analysis by activity		
– Hotel ownership	**39.3**	33.8
– Hotel management	**0.8**	(7.3)
	40.1	26.5
The following items have been (credited)/charged in arriving at operating profit:		
Rental income	**(8.2)**	(8.1)
Amortization of goodwill (refer note 7)	**1.3**	1.2
Depreciation of tangible assets (refer note 8)		
– Owned assets	**15.3**	15.5
Amortization of leasehold land payments (refer note 9)	**0.4**	0.4
Revaluation deficit of tangible fixed assets	**–**	1.8
Directors' remuneration	**2.3**	2.3
Operating lease payments	**2.3**	2.3
Development costs	**1.2**	4.4
Release of development costs provision	**(4.9)**	(0.1)
Repairs and maintenance	**9.2**	11.3
Staff costs		
– Salaries and benefits in kind	**83.4**	82.0
– Defined benefit pension costs (refer note 12)	**2.0**	1.3
– Defined contribution pension costs	**0.7**	0.8
	86.1	84.1

Average number of persons employed by the Company and its subsidiaries during the year:

	2002 Number	2001 Number
Full time	**3,049**	3,201
Part time	**178**	168
	3,227	3,369

3 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	2002 US$m	2001 US$m
Analysis by geographical area		
– Hong Kong and Macau	**2.7**	2.3
– Southeast Asia	**8.5**	9.5
– Europe	**2.5**	1.4
– The Americas	**0.7**	0.3
	14.4	13.5
Analysis by activity		
– Hotel ownership	**13.5**	12.7
– Other	**0.9**	0.8
	14.4	13.5

Share of operating results of associates and joint ventures is stated after charging depreciation of US$6.4 million (2001: US$7.1 million).

4 NET FINANCING CHARGES

	2002 US$m	2001 US$m
Company and subsidiaries		
Interest income	**1.1**	3.5
Interest expense		
– Bank loans	**(17.1)**	(21.6)
– Convertible bonds (refer note 16a)	**(6.4)**	(6.3)
– Finance leases	**(1.6)**	(1.6)
Fair value losses on non-qualifying hedges	**(0.3)**	–
Commitment and other fees	**(0.6)**	(0.3)
	(24.9)	(26.3)
Associates and joint ventures		
Interest expense – bank loans	**(4.0)**	(4.8)
	(28.9)	(31.1)

5 TAX

	2002 US$m	2001 US$m
Company and subsidiaries		
– Current tax	**5.7**	4.5
– *Deferred tax*	**(0.1)**	(0.5)
Associates and joint ventures		
– Current tax	**1.6**	1.6
	7.2	5.6
Analysis by geographical area		
– Hong Kong and Macau	**4.4**	3.1
– Southeast Asia	**2.8**	2.7
– Europe	**(0.1)**	(0.4)
– The Americas	**0.1**	0.2
	7.2	5.6
Analysis by activity		
– Hotel ownership	**4.5**	3.7
– Hotel management	**2.7**	1.9
	7.2	5.6
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax on *profit at applicable tax rate*	**5.2**	(0.6)
Tax effect of income not taxable	**(3.8)**	(2.4)
Tax effect of expenses not deductible for tax purposes	**1.7**	1.0
Current year tax loss not recognized	**3.7**	7.1
Utilization of previously unrecognized tax losses	**(0.8)**	(0.4)
Recognition of previously unrecognized deferred tax assets	**(0.8)**	(0.5)
Withholding tax	**1.4**	1.3
Under provision for prior years	**0.6**	0.1
	7.2	5.6

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6 EARNINGS PER SHARE

Basic earnings per share are calculated on the profit after tax and minority interests of US$18.5 million (2001: US$3.6 million) and on the weighted average number of 851.5 million shares (2001: 851.5 million shares) in issue during the year. The weighted average number excludes shares held by the Trustee of the Senior Executive Share Incentive Schemes (refer note 21).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration	**–**	0.3
Weighted average number of shares for diluted earnings per share	**851.5**	851.8

7 GOODWILL

	2002 US$m	2001 US$m
Net book value at 1st January	**23.3**	24.5
Amortization (refer note 2)	**(1.3)**	(1.2)
Net book value at 31st December	**22.0**	23.3
At 31st December		
Cost	**25.2**	25.2
Accumulated amortization	**(3.2)**	(1.9)
Net book value	**22.0**	23.3

Amortization of goodwill has been included in administration expenses.

8 TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2002					
Net book value at 1st January	202.1	234.0	19.7	35.9	491.7
Translation differences	23.4	2.3	0.9	1.3	27.9
Additions	32.2	4.2	2.1	7.4	45.9
Disposals	–	(1.9)	–	(0.2)	(2.1)
Depreciation charge (refer note 2)	–	(3.0)	(2.9)	(9.4)	(15.3)
Net book value at 31st December	**257.7**	**235.6**	**19.8**	**35.0**	**548.1**
Cost or valuation	**257.7**	**306.2**	**44.9**	**119.1**	**727.9**
Accumulated depreciation	–	**(70.6)**	**(25.1)**	**(84.1)**	**(179.8)**
	257.7	**235.6**	**19.8**	**35.0**	**548.1**
2001					
Net book value at 1st January	210.4	243.9	18.5	41.0	513.8
Translation differences	(6.9)	(2.3)	0.6	(0.7)	(9.3)
Additions	–	1.3	3.6	5.8	10.7
Disposals	–	(0.1)	–	(0.1)	(0.2)
Depreciation charge (refer note 2)	–	(2.4)	(3.0)	(10.1)	(15.5)
Revaluation deficit	(1.4)	(6.4)	–	–	(7.8)
Net book value at 31st December	202.1	234.0	19.7	35.9	491.7
Cost or valuation	202.1	302.3	42.0	112.6	659.0
Accumulated depreciation	–	(68.3)	(22.3)	(76.7)	(167.3)
	202.1	234.0	19.7	35.9	491.7

Freehold land & buildings include additions in respect of a property under development of US$32.2 million (2001: nil), which are stated net of tax increment financing of US$29.4 million (2001: nil) (refer note 17).

8 TANGIBLE ASSETS *continued*

	2002 US$m	2001 US$m
Leasehold land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	69.2
Accumulated depreciation	**–**	–
Net book value	**69.2**	69.2
Analysis of additions by geographical area		
– Hong Kong and Macau	**9.5**	6.2
– Southeast Asia	**1.3**	1.7
– Europe	**1.5**	2.0
– The Americas	**33.6**	0.8
	45.9	10.7
Analysis of additions by activity		
– Hotel ownership	**45.2**	9.5
– Hotel management	**0.7**	1.2
	45.9	10.7
Analysis of depreciation by geographical area		
– Hong Kong and Macau	**8.6**	8.1
– Southeast Asia	**1.4**	1.5
– Europe	**4.2**	4.0
– The Americas	**1.1**	1.9
	15.3	15.5
Analysis of depreciation by activity		
– Hotel ownership	**14.3**	14.6
– Hotel management	**1.0**	0.9
	15.3	15.5

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all properties at 31st December 2002 in consultation with the Group's independent valuers. As a result, the Directors are of the opinion that there has been no material change to those values (2001: net deficit of US$1.8 million to the consolidated profit and loss account, and a net deficit of US$6.0 million to capital reserves).

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$463.3 million (2001: US$396.5 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 16.

9 LEASEHOLD LAND PAYMENTS

	2002 US$m	2001 US$m
At 1st January	**187.7**	188.1
Additions	**0.3**	–
Amortization (refer note 2)	**(0.4)**	(0.4)
At 31st December	**187.6**	187.7

The above represent the upfront payments to acquire long-term interests in property owned by the principal subsidiaries listed on pages 66 and 67.

10 ASSOCIATES AND JOINT VENTURES

Listed investment in The Oriental Hotel (Thailand) PCL	**49.9**	47.8
Unlisted investments in other associates	**128.0**	120.4
Group share of attributable net assets of associates	**177.9**	168.2
Joint ventures (see below)	**70.2**	54.0
Amount due from joint venture	**30.0**	–
	278.1	222.2
Market value of listed investment in The Oriental Hotel (Thailand) PCL	**48.9**	28.1

The Group's share of attributable net assets of unlisted associates at 31st December 2002 includes goodwill of US$2.7 million (2001: US$2.8 million), net of accumulated amortization of US$0.4 million (2001: US$0.3 million).

The Directors are satisfied that there is no impairment in the carrying value of the listed investment notwithstanding the lower stock market valuation at the year end.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Directors have reviewed the carrying values of all operating properties owned by associates and joint ventures at 31st December 2002 in consultation with the Group's independent valuers. The Directors are of the opinion that there has been no material change to those values (2001: net deficit of US$2.6 million to capital reserves and net credit of US$1.9 million to the consolidated profit and loss account).

The Group's share of assets and liabilities and results of joint ventures is summarized below:

Non-current assets	**100.6**	69.6
Current assets	**3.1**	2.9
Current liabilities	**(3.3)**	(3.2)
Non-current liabilities	**(30.2)**	(15.3)
	70.2	54.0

10 ASSOCIATES AND JOINT VENTURES *continued*

	2002 US$m	2001 US$m
Revenue	**11.9**	11.5
Profit before tax	**2.0**	1.7
Profit after tax	**2.0**	1.7
Net profit	**2.0**	1.7
Capital commitments	**53.6**	96.5
Contingent liabilities	**–**	–

The capital commitment of US$53.6 million (2001: US$96.5 million) relates to the construction of Mandarin Oriental, New York, in which the Group has a 50% interest.

The amount due from joint venture is an interest-bearing mezzanine loan of US$30 million to Mandarin Oriental, New York (2001: Nil).

11 OTHER INVESTMENTS

	2002 US$m	2001 US$m
12.6% interest in Turnberry Isle Resort & Club	**11.3**	11.3
Bonds – 4.17% due 24th September 2008	**10.9**	8.7
Others	**4.1**	3.5
	26.3	23.5
Movements for the year		
At 1st January	**23.5**	22.3
Translation differences	**1.8**	(0.5)
Additions	**0.5**	1.5
Changes in fair value	**0.5**	0.2
At 31st December	**26.3**	23.5

12 PENSION PLANS

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2002 US$m	2001 US$m
Fair value of plan assets	**42.6**	47.0
Present value of funded obligations	**(38.3)**	(33.0)
Unrecognized actuarial losses/(gains)	**9.2**	(0.7)
Unrecognized past service costs	**(0.3)**	(0.3)
Net pension assets	**13.2**	13.0
Analysis of net pension assets		
Pension assets	**14.0**	13.8
Pension liabilities	**(0.8)**	(0.8)
	13.2	13.0
Movements for the year		
At 1st January	**13.0**	12.4
Expense recognized in the consolidated profit and loss account (refer to note 2)	**(2.0)**	(1.3)
Contributions paid	**2.2**	1.9
At 31st December	**13.2**	13.0

12 PENSION PLANS *continued*

The expense recognized in the consolidated profit and loss account is as follows:

	2002 US$m	2001 US$m
Current service cost	**3.1**	3.1
Interest cost	**2.4**	2.3
Expected return on plan assets	**(3.5)**	(3.7)
Net actuarial gains recognized	**–**	(0.4)
	2.0	1.3
Actual losses on plan assets	**(4.3)**	(4.9)

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2002 %	2001 %
Discount rate applied to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

13 DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2002						
At 1st January	2.6	5.3	1.0	1.3	(2.9)	7.3
Translation differences	–	0.7	–	–	–	0.7
Charged/(credited) to consolidated profit and loss account	0.6	–	–	0.1	(0.8)	(0.1)
At 31st December	**3.2**	**6.0**	**1.0**	**1.4**	**(3.7)**	**7.9**
2001						
At 1st January	2.6	7.9	1.0	1.3	(2.0)	10.8
Translation differences	–	(0.6)	–	–	(0.4)	(1.0)
Credited to consolidated profit and loss account	–	–	–	–	(0.5)	(0.5)
Credited to reserves	–	(2.0)	–	–	–	(2.0)
At 31st December	2.6	5.3	1.0	1.3	(2.9)	7.3

13 DEFERRED TAX *continued*

	2002 US$m	2001 US$m
Deferred tax assets	**(3.7)**	(2.9)
Deferred tax liabilities	**11.6**	10.2
	7.9	7.3

Deferred tax assets of US$23.7 million (2001: US$18.9 million) have not been recognized in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilized.

Expiry dates for deferred tax assets not recognized in relation to tax losses:

Within one year	**0.2**	0.2
Between two and five years	**2.2**	0.7
Over five years	**8.4**	5.6
With no expiry dates	**12.9**	12.4
	23.7	18.9

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies. Such unremitted earnings totalled US$7.6 million as at 31st December 2002 (2001: US$7.6 million).

14 DEBTORS AND PREPAYMENTS

Trade debtors	**13.3**	12.9
Provision for doubtful debts	**(0.9)**	(1.2)
Trade debtors – net	**12.4**	11.7
Other debtors	**13.7**	13.4
Prepayments	**6.4**	5.8
Amounts due from associates and joint ventures	**3.4**	2.9
Rental and other deposits	**0.9**	0.9
	36.8	34.7

15 CREDITORS AND ACCRUALS

	2002 US$m	2001 US$m
Trade creditors	**14.6**	13.0
Accruals	**33.9**	23.3
Deposits accepted	**3.8**	2.8
Other creditors	**0.7**	0.6
	53.0	39.7

16 BORROWINGS

	2002 Carrying amount US$m	2002 Fair value US$m	2001 Carrying amount US$m	2001 Fair value US$m
Current				
– Bank overdrafts	**0.1**	**0.1**	0.6	0.6
– Other bank advances	**–**	**–**	1.8	1.8
	0.1	**0.1**	2.4	2.4
Current portion of long-term borrowings				
– Bank loans	**7.9**	**8.8**	0.5	0.5
	8.0	**8.9**	2.9	2.9
Long-term borrowings				
– Bank loans	**400.7**	**401.6**	369.0	369.5
– Convertible bonds (refer note 16a)	**72.7**	**82.1**	71.4	77.4
– Finance lease (refer note 16b)	**7.9**	**7.9**	7.7	7.7
– Tax increment financing (refer note 17)	**1.7**	**1.7**	–	–
	483.0	**493.3**	448.1	454.6
	491.0	**502.2**	451.0	457.5

	2002 US$m	2001 US$m
Secured	**371.0**	357.3
Unsecured	**120.0**	93.7
	491.0	451.0
Due dates of repayment		
Within one year	**8.0**	2.9
Between one and two years	**9.5**	7.1
Between two and three years	**85.7**	8.5
Between three and four years	**190.2**	81.5
Between four and five years	**0.8**	159.3
Beyond five years	**196.8**	191.7
	491.0	451.0

16 BORROWINGS *continued*

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2002					
Euro	5.8	5.7	14.2	–	**14.2**
Hong Kong Dollar	3.8	0.7	64.1	172.6	**236.7**
Swiss Franc	4.2	5.8	11.9	–	**11.9**
United Kingdom Sterling	5.6	3.3	27.6	83.0	**110.6**
United States Dollar	7.2	14.6	74.5	43.1	**117.6**
			192.3	**298.7**	**491.0**
2001					
Deutschmark	5.8	6.7	12.5	–	12.5
Hong Kong Dollar	4.1	1.7	64.1	171.7	235.8
Swiss Franc	4.2	6.8	9.6	–	9.6
United Kingdom Sterling	5.3	–	–	100.1	100.1
United States Dollar	8.4	15.6	79.2	13.8	93.0
			165.4	285.6	451.0

Borrowings of US$371.0 million (2001: US$357.3 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2002 was US$597.5 million (2001: US$570.7 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 26).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves. In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

16 BORROWINGS *continued*

a) Convertible bonds *continued*

The convertible bonds are recognized in the consolidated balance sheet as follows:

	2002 US$m	2001 US$m
At 1st January	**71.4**	70.2
Interest expense (refer note 4)	**6.4**	6.3
Interest paid	**(5.1)**	(5.1)
Liability component at 31st December	**72.7**	71.4

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

b) Finance lease

	2002 US$m	2001 US$m
Minimum lease payments		
Within one year	**1.4**	1.4
Between two and five years	**6.1**	5.9
Beyond five years	**319.4**	321.0
	326.9	328.3
Less: Future finance charges on finance lease	**(319.0)**	(320.6)
Present value of finance lease liabilities	**7.9**	7.7
The present value of finance lease liabilities may be analysed as follows:		
Within one year	**–**	–
Between two and five years	**0.3**	0.3
Beyond five years	**7.6**	7.4
	7.9	7.7

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

17 TAX INCREMENT FINANCING

	2002 US$m	2001 US$m
At 1st January	–	–
Drawn in the year	**31.1**	–
At 31st December	**31.1**	–
Loan (refer note 16)	**1.7**	–
Netted off against additions in respect of a property under development (refer note 8)	**29.4**	–
	31.1	–

In relation to the Mandarin Oriental, Washington D.C., a development agreement was entered into with the District of Columbia ('District'), by one of the Group's subsidiaries, pursuant to which the District agreed to provide certain funds to the subsidiary out of the net proceeds obtained through the issuance and sale of certain tax increment financing bonds ('TIF Bonds') for the development and construction of a 400-room luxury hotel.

On 10th April 2002, the District issued and sold the TIF Bonds and the net proceeds from such sale, which were then available to the subsidiary, were US$34.5 million. Of this amount, US$31.1 million was contributed in 2002 towards payment of certain eligible development costs, including US$1.7 million issued in the form of a loan from the District, bearing simple interest at an annual rate of 6.025%. The principal amount of the loan plus all interest accrued will be due on the earlier of 10th April 2017 or the date of consummation of the first sale of the hotel.

The balance of the amount drawn in the year in respect of the TIF Bonds amounting to US$29.4 million (2001: nil) has been treated as a government grant and netted off against additions to freehold land and buildings (refer note 8). The loan of US$1.7 million (2001: nil) is included in long-term borrowings (refer note 16).

18 SEGMENT INFORMATION

Analysis by geographical area

	Segment assets US$m	Associates and joint ventures US$m	Segment liabilities US$m
2002			
Hong Kong and Macau	**373.5**	**20.8**	**(25.0)**
Southeast Asia	**42.5**	**101.9**	**(4.6)**
Europe	**253.1**	**26.8**	**(10.3)**
The Americas	**141.8**	**128.6**	**(19.3)**
Segment assets/(liabilities)	**810.9**	**278.1**	**(59.2)**
Unallocated assets/(liabilities)	**95.9**	**-**	**(509.1)**
	906.8	**278.1**	**(568.3)**
2001			
Hong Kong and Macau	373.5	20.6	(24.8)
Southeast Asia	39.5	95.5	(3.6)
Europe	228.9	22.5	(5.3)
The Americas	112.3	83.6	(11.4)
Segment assets/(liabilities)	754.2	222.2	(45.1)
Unallocated assets/(liabilities)	105.6	-	(465.9)
	859.8	222.2	(511.0)

Associates and joint ventures include the Group's share of attributable net assets and unamortized goodwill on acquisition. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity

Substantially all of the net assets of the Group are employed in hotel ownership.

19 SHARE CAPITAL

	Ordinary shares in millions 2002	2001	2002 US$m	2001 US$m
Authorized				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**882.1**	885.5	**44.1**	44.3
Repurchase of shares under share incentive schemes	**–**	(5.7)	**–**	(0.3)
Issued under share incentive schemes	**2.0**	2.3	**0.1**	0.1
At 31st December	**884.1**	882.1	**44.2**	44.1
Outstanding under share incentive schemes	**(32.6)**	(30.6)	**(1.6)**	(1.5)
At 31st December	**851.5**	851.5	**42.6**	42.6

20 SHARE PREMIUM

	2002 US$m	2001 US$m
At 1st January	**109.2**	112.5
Repurchase of shares under share incentive schemes	**–**	(4.5)
Issued under share incentive schemes	**0.8**	1.2
At 31st December	**110.0**	109.2
Outstanding under share incentive schemes	**(21.3)**	(20.5)
At 31st December	**88.7**	88.7

21 SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 19), and the premium attached to them is netted off the share premium account (refer note 20).

Movements for the year

	Ordinary shares in millions			
	2002	2001	**2002 US$m**	2001 US$m
At 1st January	**30.6**	34.0	**22.0**	25.5
Granted	**2.0**	2.3	**0.9**	1.3
Repurchase of shares	**–**	(5.7)	**–**	(4.8)
At 31st December	**32.6**	30.6	**22.9**	22.0

Outstanding at 31st December

		Ordinary shares in millions	
Expiry date	Exercise price US$	**2002**	2001
2002	0.9	–	0.2
2003	1.1	0.3	0.3
2004	1.3–1.4	0.5	0.5
2005	1.2	0.8	0.8
2006	1.4	1.0	1.0
2007	1.2	0.3	0.3
2008	0.5–0.8	6.6	6.6
2009	0.6–0.8	4.1	4.3
2010	0.5–0.7	7.8	9.2
2011	0.6	2.2	2.2
2012	0.4–0.5	2.1	–
Unallocated		6.9	5.2
		32.6	30.6

22 REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002					
At 1st January 2002	197.5	376.5	(4.6)	(135.4)	434.0
Net exchange translation differences					
– amounts arising in year	–	–	–	22.4	22.4
Fair value gains on financial assets	0.5	–	–	–	0.5
Cash flow hedges – fair value losses	–	–	(1.0)	–	(1.0)
Profit after tax and minority interests	18.5	–	–	–	18.5
At 31st December 2002	**216.5**	**376.5**	**(5.6)**	**(113.0)**	**474.4**
Of which:					
– Company	**62.4**	**4.6**	**–**	**–**	**67.0**
– Associates and joint ventures	**(7.9)**	**96.1**	**(0.6)**	**(76.8)**	**10.8**
2001					
At 1st January 2001	205.2	382.6	(2.6)	(126.5)	458.7
Property revaluation					
– net revaluation deficit	–	(7.8)	–	–	(7.8)
– deferred tax	–	1.7	–	–	1.7
Net exchange translation differences					
– amounts arising in year	–	–	–	(8.9)	(8.9)
Fair value gains on financial assets	0.2	–	–	–	0.2
Cash flow hedges – fair value losses	–	–	(2.0)	–	(2.0)
Profit after tax and minority interests	3.6	–	–	–	3.6
Dividends (refer note 24)	(11.5)	–	–	–	(11.5)
At 31st December 2001	197.5	376.5	(4.6)	(135.4)	434.0
Of which:					
– Company	56.5	4.6	–	–	61.1
– Associates and joint ventures	(11.4)	96.1	–	(85.9)	(1.2)

Revenue reserves include US$1.1 million of fair value gains in respect of financial assets (2001: gains of US$0.6 million).

Capital reserves include property revaluation reserves of US$118.0 million net of attributable deferred tax of US$22.6 million (2001: US$118.0 million net of attributable deferred tax of US$22.6 million).

23 MINORITY INTERESTS

	2002 US$m	2001 US$m
At 1st January	**5.7**	7.1
Net exchange translation differences	**0.8**	(0.6)
Capital contribution	**5.0**	0.1
Change in holding	**(0.5)**	–
Attributable losses less dividends	**(0.1)**	(0.3)
Property revaluation	**–**	(0.8)
Deferred tax on revaluation	**–**	0.2
At 31st December	**10.9**	5.7

24 DIVIDENDS

No final dividend in respect of 2001 (2000: US¢0.85 per share)	**–**	7.2
No interim dividend in respect of 2002 (2001: US¢0.50 per share)	**–**	4.3
	–	11.5

No final dividend in respect of 2002 (2001: nil) is proposed.

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) **Non-cash items**

Release of development costs provision	**(4.9)**	(0.1)
Deficit on revaluation of properties	**–**	1.8
Other	**(0.1)**	(0.7)
	(5.0)	1.0

b) **Decrease/(Increase) in working capital**

Decrease in stocks	**0.6**	–
(Increase)/Decrease in debtors and prepayments	**(2.1)**	6.5
Increase/(Decrease) in creditors and accruals	**4.3**	(8.2)
	2.8	(1.7)

c) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, New York, Mandarin Oriental, Miami and Mandarin Oriental, Kuala Lumpur.

d) **Analysis of cash and cash equivalents**

Cash at bank	**65.9**	79.2
Bank overdrafts	**(0.1)**	(0.6)
	65.8	78.6

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.8% (2001: 1.5%).

26 FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps. 58% of Group borrowings (2001: 49%) are either fixed rate or hedged by qualifying interest rate swaps and caps.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair values of debtors, bank balances, creditors and accruals and floating rate borrowings are assumed to approximate their carrying amount due to short-term maturities of these assets and liabilities. An estimate is made for doubtful debts based on review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

The fair values of fixed rate borrowings are estimated using the expected future payments discounted at market interest rates.

26 FINANCIAL INSTRUMENTS *continued*

The fair values of derivative financial instruments at 31st December were as follows:

	2002 Negative fair value US$m	2001 Negative fair value US$m
Interest rate swaps and caps – designated as cash flow hedges		
At 1st January	**4.6**	2.6
Translation difference	**0.1**	–
Changes in fair value in the year	**0.7**	2.0
At 31st December	**5.4**	4.6

The notional principal amounts of the outstanding derivative financial instruments at 31st December 2002 were US$292.3 million (2001: US$148.0 million).

The due dates of outstanding derivative financial instruments at 31st December were as follows:

– Within one year	**64.1**	64.2
– Between two and five years	**172.4**	64.2
– Over five years	**55.8**	19.6
	292.3	148.0

At 31st December 2002, the fixed interest rates relating to interest rate swaps ranged from 4.2% to 7.3% (2001: 4.2% to 7.3%).

27 COMMITMENTS

	2002 US$m	2001 US$m
Capital commitments		
Authorized not contracted	**108.2**	25.9
Contracted not provided	**1.7**	0.8
	109.9	26.7
Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Within one year	**2.5**	2.1
Between two and five years	**10.7**	8.6
Over five years	**458.0**	460.3
	471.2	471.0

28 CONTINGENT LIABILITY

The 251-room Mandarin Oriental, New York is currently under construction as part of the development of the new AOL-Time Warner Center located at the southwest corner of Central Park in Manhattan. The overall development project is currently being financed by a construction loan in respect of which the Group has provided a guarantee of US$64.5 million (2001: US$64.5 million).

29 RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the Group is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$0.1 million (2001: US$0.1 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit after tax and minority interests in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2002, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms.

30 SUMMARIZED BALANCE SHEET OF THE COMPANY

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda Law:

	2002 US$m	2001 US$m
Subsidiaries at cost	**295.8**	287.9
Net current liabilities	**(1.9)**	(2.1)
Long-term borrowings	**(72.7)**	(71.4)
Net operating assets	**221.2**	214.4
Share capital (refer note 19)	**44.2**	44.1
Share premium (refer note 20)	**110.0**	109.2
Revenue reserves (refer note 22)	**62.4**	56.5
Other reserves (refer note 22)	**4.6**	4.6
Shareholders' funds	**221.2**	214.4

principal subsidiaries, associates, joint ventures and managed hotels

at 31st December 2002

Principal country	Company name	Main activities
SUBSIDIARIES		
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management
Hong Kong	Mandarin Oriental Hotel Group Limited	Management
Hong Kong	Mandarin Oriental, Hong Kong Limited Excelsior Hotel (BVI) Limited	Owner: Mandarin Oriental, Hong Kong Owner: The Excelsior, Hong Kong
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner: Mandarin Oriental Hyde Park, London
Germany	Dinavest International Holdings B.V.	Owner: Mandarin Oriental, Munich
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York
Philippines	Manila Mandarin Hotel Incorporated	Owner: Mandarin Oriental, Manila
United States	Portals Hotel Site LLC	Development of Mandarin Oriental, Washington D.C.
Indonesia	P.T. Jaya Mandarin Agung	Owner: Mandarin Oriental, Jakarta
ASSOCIATES		
Singapore	Marina Bay Hotel Private Limited	Owner: The Oriental, Singapore
Thailand	The Oriental Hotel (Thailand) PCL	Owner: The Oriental, Bangkok
Switzerland	Sociètè Immobilère de Mandarin Oriental Hôtel du Rhône SA Sociètè pour l'Exploitation de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhône, Geneva
United States	Kahala Hotel Associates Limited Partnership	Owner: Kahala Mandarin Oriental, Hawaii
Malaysia	Asas Klasik Sdn Bhd	Owner: Mandarin Oriental, Kuala Lumpur
Indonesia	P.T. Sekman Wisata	Owner: Hotel Majapahit, Surabaya
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami
Thailand	Chaophaya Development Corporation Limited	Owner: River City Shopping Complex
JOINT VENTURES		
Macau	Excelsior Hoteis E Investimentos Limitada	Owner: Mandarin Oriental, Macau
United States	Columbus Centre Hotel LLC	Development of Mandarin Oriental, New York
MANAGED HOTELS		
United States		Turnberry Isle Resort & Club, Florida
United States		Mandarin Oriental, San Francisco
Bermuda		Elbow Beach, Bermuda

Notes

1. Preference shares

2. Including a renewal option of 25 years exercisable with effect from 2007

Attributable interest % 2002	2001	Issued share capital	Hotel profile
100	100	US$12,000	–
100	100	HK$60,000,000	–
100	100	HK$33,000,000	541 rooms. Lease expiry 2895
100	100	US$100	884 rooms. Lease expiry 2842
100	100	GBP 4,493,484 GBP 1,578,791 *(note 1)*	200 rooms. Freehold
100	100	Euro 3,632,000	73 rooms. Freehold
98.7	96.5	–	177 rooms. Lease expiry 2131
96.2	96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
80	–	–	To be completed in early 2004
60.5	60.5	Rup 8,196,250,000	419 rooms. Lease expiry 2023
50	50	S$141,500,000	527 rooms. Lease expiry 2079
44.9	44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
42.6	42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
50	50	CHF 10,800,000	–
40	40	–	364 rooms. Lease expiry 2043
25	25	RM 130,000,000	632 rooms. Freehold
25	25	Rup 28,252,000,000	150 rooms. Lease expiry 2008
25	25	–	329 rooms. Freehold
49	49	Baht 120,000,000	–
50	50	Ptc 20,000,000	435 rooms. Lease expiry 2032 *(note 2)*
50	50	–	To be completed in late 2003
12.6	12.6	–	392 rooms
–	–	–	158 rooms
–	–	–	244 rooms

independent auditors' report

TO THE MEMBERS OF MANDARIN ORIENTAL INTERNATIONAL LIMITED

We have audited the financial statements on pages 32 to 67 of Mandarin Oriental International Limited and its subsidiaries ('the Group'). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IFRS as modified by revaluation of leasehold properties') shown on pages 32 to 35 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Financial Reporting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on in the Principal Accounting Policies note A(ii).

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
United Kingdom

25th February 2003

DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IFRS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance (also refer to the Financial Review on page 24).

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

FINANCIAL AND OTHER INTERNAL CONTROLS

The Board is responsible for maintaining a system of internal finanicial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Mandarin Oriental's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organizational and compliance issues, and has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Mandarin Oriental Hotel Group International Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Group Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

DIRECTORS' INTERESTS

At 31st December 2002, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ('Jardine Strategic') and Jardine Matheson Holdings Limited ('Jardine Matheson'), and fellow subsidiary Dairy Farm International Holdings Limited ('Dairy Farm'). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Dairy Farm
Simon Keswick	19,858	7,181 19,661*	8,767,770# 2,722,552*	66,087
Percy Weatherall	–	78,750	30,097,135# 216,069*	579,981
Edouard Ettedgui	–	–	–	54,000
Brian Keelan	115,000	250,000	37,634	163,800
Henry Keswick	–	–	10,709,433# 55,366*	–
R C Kwok	45,898	72,015	69,886	94,424
C G R Leach	–	52,962	841,199	–
Sydney S W Leong	467,577	227,428 12,696*	503,074	1,025,571
Kenneth Lo	192,446	335,677	54,566	360,837

** Non-beneficial.*

 # Includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.

In addition:

a) At 31st December 2002, Edouard Ettedgui and John R Witt held options in respect of 5,100,000 and 1,300,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

b) At 31st December 2002, Percy Weatherall, Brian Keelan, Lord Powell, James Watkins and John R Witt held options in respect of 605,000, 750,000, 100,000, 500,000 and 10,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

c) At 31st December 2002, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach, Lord Powell and James Watkins had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

d) At 31st December 2002, Kenneth Lo held three convertible bonds in the Company.

e) On 5th March 2003, Edouard Ettedgui and John R Witt were granted options in respect of a further 300,000 and 200,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

f) On 6th March 2003, Percy Weatherall and Brian Keelan were each granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 7th March 2003.

DIRECTORS' APPOINTMENTS, REMUNERATION AND SERVICE CONTRACTS

In accordance with Bye-Law 85, Henry Keswick, R C Kwok, Kenneth Lo and Lord Powell retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2002, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$2.3 million (2001: US$2.3 million).

SUBSTANTIAL SHAREHOLDERS

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: Mandarin Oriental Trustees Limited ('MOTL'), a subsidiary and trustee of the Senior Executive Share Incentive Schemes of the Company, was interested in 33,711,962 ordinary shares representing 3.81% of the Company's current issued ordinary share capital. Jardine Strategic was interested in a total of 643,825,150 ordinary shares representing 72.73% of the Company's current issued ordinary share capital, which interest included those shares held by MOTL. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 7th March 2003.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

SECURITIES PURCHASE ARRANGEMENTS

At the Annual General Meeting held on 8th May 2002, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

RELATED PARTY TRANSACTIONS

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 29 to the financial statements on page 65.

ANNUAL GENERAL MEETING

The full text of the resolutions and explanatory notes in respect of the 2003 Annual General Meeting to be held on 7th May 2003 are contained in the Notice of Meeting which accompanies this report.

shareholder information

FINANCIAL CALENDAR

2002 full-year results announced .... 25th February 2003
Annual General Meeting to be held .... 7th May 2003
2003 half-year results to be announced.................................... 29th July 2003*

** Subject to change*

DIVIDENDS

No final dividend is recommended for payment by the Board in respect of 2002.

REGISTRARS AND TRANSFER AGENT

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited, PO Box HM 1068, Hamilton HM EX, Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited, PO Box 378, St Helier, Jersey JE4 0FF, Channel Islands

Singapore Branch Registrar
M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906

United Kingdom Transfer Agent
Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England

ADR Depositary
The Bank of New York, Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, NY 10286, United States of America

Press releases and other financial information on the Company can be accessed through the Internet at 'www.mandarinoriental.com'.

sales and reservations offices

MANDARIN ORIENTAL HOTEL GROUP
SALES OFFICES

Asia-Pacific
5/F, 281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9278
Facsimile +852 2837 3518

Japan
8th Floor, Toranomon #10
Mori Building
1-18-1 Toranomon
Minato-ku
Tokyo 105-0001, Japan
Telephone +81 (3) 5512 5140
Facsimile +81 (3) 5512 5145

Beijing, China
c/o Jardine Matheson (China) Ltd
Room 528
China World Trade Centre, Tower 1
No. 1 Jian Guo Men Wai Avenue
Beijing 100004, China
Telephone +86 (10) 6505 2806
Facsimile +86 (10) 6505 2805

Shanghai, China
c/o Jardine Matheson (China) Ltd
Room 1109, Bund Center
222 Yan An Road East
Huang Pu District
Shanghai 200002, China
Telephone +86 (21) 6335 1521
Facsimile +86 (21) 6335 2567

Singapore
5 Raffles Avenue
Marina Square, Singapore 039797
Telephone +65 6339 8811
Facsimile +65 6339 0597

United Kingdom
21 Clifford Street
London W1S 3RJ, United Kingdom
Telephone +44 (20) 7529 9666
Facsimile +44 (20) 7529 9667

Germany
Dreieichstrasse 59
D-60594 Frankfurt am Main
Germany
Telephone +49 (69) 610 631
Facsimile +49 (69) 610 635

United States
9841 Airport Boulevard
Suite 822, Los Angeles
CA 90045, USA
Telephone +1 (310) 670 6422
Facsimile +1 (310) 670 6648

509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1 (212) 207 8880
Facsimile +1 (212) 207 8886

345 California Street, Suite 1250
San Francisco, CA 94104, USA
Telephone +1 (415) 772 8816
Facsimile +1 (415) 782 3778

MANDARIN ORIENTAL HOTEL GROUP RESERVATIONS OFFICES

www.mandarinoriental.com

ASIA-PACIFIC

Australia
Tollfree 1 800 123 693
Tollfree 0011 800 2828 3838

China
Tollfree 10 800 852 0241
Facsimile free 10 800 852 0242

Dubai
Tollfree 8000 650 539

Hong Kong
Telephone +852 2881 1288
Facsimile +852 2577 7543

Indonesia
Tollfree 001 803 65 6520
Facsimile free 001 803 65 6521

Japan
National tollfree 012 0663 230

Malaysia
Tollfree 00 800 2828 3838
Facsimile free 00 800 2828 6868

New Zealand
Tollfree 00 800 2828 3838

Singapore
Telephone +65 6222 4722
Facsimile free +65 6227 1087

Taiwan
Tollfree 00 800 828 3838
Facsimile free 00 800 2828 6868

Thailand
Tollfree 001 800 2828 3838
Facsimile free 00 800 2828 6868

EUROPE

Austria
Tollfree 00 800 2828 3838

Belgium
Tollfree 00 800 2828 3838

Denmark
Tollfree 00 800 2828 3838

Finland
Tollfree 999 800 2828 3838
990 800 2828 3838

France
Tollfree 00 800 2828 3838

Germany
Tollfree 00 800 2828 3838

Italy
Tollfree 00 800 2828 3838

Netherlands
Tollfree 00 800 2828 3838

Norway
Tollfree 00 800 2828 3838

Spain
Tollfree 00 800 2828 3838

Sweden
Tollfree 007 800 2828 3838
009 800 2828 3838

Switzerland
Tollfree 00 800 2828 3838

United Kingdom
Tollfree 00 800 2828 3838

For other European countries
Telephone +49 (69) 6641 9614

UNITED STATES, CANADA & CENTRAL AMERICA

USA / Canada
Tollfree 800 526 6566

Mexico
Tollfree 001 800 526 6566

SOUTH AMERICA

Argentina (North)
Tollfree 0 800 555 4288
then dial 877 714 0587

Argentina (South)
Tollfree 0 800 222 1288
then dial 877 714 0587

Chile
Tollfree 1230 020 0780

Columbia
Tollfree 980 912 1703

Venezuela
Tollfree 800 1 5853

mandarin oriental hotel group contact addresses

Mandarin Oriental Hotel Group
7/F, The Excelsior
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9288
Facsimile +852 2837 3500
www.mandarinoriental.com

ASIA-PACIFIC

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66 (2) 659 9000
Facsimile +66 (2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62 (21) 3983 8888
Facsimile +62 (21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Telephone +60 (3) 2380 8888
Facsimile +60 (3) 2380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956 – 1110 Avenida da Amizade
PO Box 3016, Macau
Telephone +853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati City 1226
Metro Manila, Philippines
Telephone +63 (2) 750 8888
Facsimile +63 (2) 815 0555
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Hotel Majapahit, Mandarin Oriental, Surabaya
65 Jalan Tunjungan
Surabaya, Indonesia 60275
Telephone +62 (31) 545 4333
Facsimile +62 (31) 545 9003
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

The Landmark Mandarin Oriental, Hong Kong (2005)

Mandarin Oriental, Tokyo (2006)

EUROPE

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini 1
1201 Geneva, Switzerland
Telephone +41 (22) 909 0000
Facsimile +41 (22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge
London SW1X 7LA
United Kingdom
Telephone +44 (20) 7235 2000
Facsimile +44 (20) 7235 2001
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49 (89) 290 980
Facsimile +49 (89) 222 539
E-mail: momuc-reservations@mohg.com

THE AMERICAS

Elbow Beach, Bermuda
60 South Shore Road
Paget Parish, Bermuda PG 04, USA
Telephone +1 (441) 236 3535
Facsimile +1 (441) 236 8043
E-mail: ebbda-reservations@mohg.com

Turnberry Isle Resort & Club, Florida
19999 West Country Club Drive
Aventura, Florida 33180-2401, USA
Telephone +1 (305) 932 6200
Facsimile +1 (305) 933 6560
E-mail: tifla-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue
Honolulu, Hawaii 96816-5498, USA
Telephone +1 (808) 739 8888
Facsimile +1 (808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive
Miami, Florida 33131, USA
Telephone +1 (305) 913 8288
Facsimile +1 (305) 913 8300
E-mail: momia-reservations@mohg.com

The Mark, New York
Madison Avenue at East 77th Street
New York, NY 10021, USA
Telephone +1 (212) 744 4300
Facsimile +1 (212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street, San Francisco
CA 94104-2792, USA
Telephone +1 (415) 276 9888
Facsimile +1 (415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, New York (Late 2003)
80 Columbus Circle
New York, NY 10019, USA

(Pre-Opening office)
1775 Broadway
Suite 310, New York
NY 10019, USA
Telephone +1 (212) 399 3938
Facsimile +1 (212) 399 7189
E-mail: monyc-enquiries@mohg.com

Mandarin Oriental, Washington D.C. (Spring 2004)
1330 Maryland Avenue, SW
Washington, DC 20024, USA
Telephone +1 (202) 554 8588
Facsimile +1 (202) 452 1647
E-mail: plescoe@mohg.com

Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Annual Report & Notice of AGM
Released	07:14 27 Mar 2003
Number	2669J

MANDARIN ORIENTAL INTERNATIONAL LIMITED

ANNUAL REPORT 2002 AND NOTICE OF ANNUAL GENERAL MEETING

Mandarin Oriental International Limited announces that its Annual Report for the year ended 31st December 2002 and the Notice of the 2003 Annual General Meeting have been posted to shareholders today, Thursday, 27th March 2003, and are available on the Company's website at www.mandarinoriental.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

27th March 2003

www.mandarinoriental.com

END

Mandarin Oriental International Limited

Form of Proxy

Annual General Meeting – 7th May 2003

I/We[1] ....

of ....

hereby appoint the Chairman of the Meeting or[2,3] ....

....

as my/our proxy to attend and vote the number of shares indicated below[5] instead of me/us at the Annual General Meeting to be held on 7th May 2003 and at any adjournment thereof.

I/We direct that my/our proxy vote as indicated[6]:

			For	Against
1	To receive the Financial Statements for 2002.	1		
2	To re-elect the following Directors: **a** Henry Keswick	2a		
	b R C Kwok	2b		
	c Kenneth Lo	2c		
	d Lord Powell of Bayswater	2d		
3	To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.	3		
4	To renew the general mandate to the Directors to issue new shares.	4		
5	To renew the general mandate to the Directors to purchase the Company's shares.	5		

NOTES:

1. Please insert your full name and address in **block capitals** in the space provided. Only one of the joint holders should be mentioned (but see note 4 below).
2. If any proxy other than the Chairman of the Meeting is preferred, insert the name and address of the proxy desired in **block capitals** in the space provided and initial the alteration. The proxy need not be a member of the Company.
3. All proxies may vote on a poll and all proxies, other than Directors or officers of the Company or any of its subsidiaries, may vote on a show of hands.
4. If more than one joint holder be present at the Meeting personally or by proxy, the holder present whose name stands first in the register in respect of the relevant shares will alone be entitled to vote in respect of them.
5. Please insert the number of shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the shares in the Company which are registered in your name (whether alone or jointly with others).
6. Please indicate with a tick in the relevant box which way you wish your vote to be cast. If no indication is given, the proxy will vote or abstain at his discretion.
7. Corporations must execute under common seal or by an attorney or duly authorized officer.
8. To be valid this form, together with any power of attorney under which it is signed, must be deposited at any one of the Company's registrars/transfer agent: Jardine Matheson International Services Limited, P.O. Box HM 1068, Hamilton HM EX, Bermuda; Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England; M & C Services Private Limited, 138 Robinson Road #17–00, The Corporate Office, Singapore 068906; not later than 11.00 a.m. (local time) on 5th May 2003.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting should you so wish.

Signed[7] ....

Date 2003

Number of shares to which this proxy relates[5].

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL
THE HOTEL GROUP SM

Mandarin Oriental International Limited
Annual General Meeting 2003

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Mandarin Oriental International Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 7th May 2003 at 11.00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2002.
2. To re-elect Directors.
3. To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes or upon conversion of the 6.75% convertible bonds of the Company, shall not exceed US$2.1 million, and the said approval shall be limited accordingly.

5. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H Wilken
Company Secretary

27th March 2003

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 3

This resolution relates to the appointment of PricewaterhouseCoopers LLP as the Auditors of the Company. A notice has been received from a shareholder of the Company of its intention to nominate PricewaterhouseCoopers LLP as Auditors of the Company. The Company's existing Auditors, PricewaterhouseCoopers ('PwC'), are not seeking for re-appointment following the conversion of PwC to a Limited Liability Partnership (LLP) from 1st January 2003. PwC has transferred substantially all its business to PricewaterhouseCoopers LLP, and it is, therefore, proposed that this new firm be appointed to succeed PwC as the Auditors of the Company.

Resolution 4

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 7th March 2003, the latest practicable date prior to the publication of this document, a total of 33,711,962 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 3.81% of the issued share capital at that date and 4.48% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP SM